Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, British Columbia V7X 1J1

2019 ANNUAL GENERAL AND	Notice of Annual General and Special Meeting of Shareholders

SPECIAL MEETING	Management Information Circular

Form of Proxy

Annual Financial Statement Request Form

Report to Shareholders

Place:	Fairmont Pacific Rim
1038 Canada Place
Vancouver, BC
V6C 0B9

Time:	2:00 p.m. (Vancouver time)

Date:	June 14, 2019

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact B2Gold Corp.’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211

email: assistance@laurelhill.com

B2Gold Corp. - Exhibit 99.1 -

B2GOLD CORP.

CORPORATE DATA	Head Office

Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, British Columbia V7X 1J1

Directors and Officers

Robert Cross – Chairman and Director
Robert Gayton – Director
Jerry Korpan – Director
Bongani Mtshisi – Director
Kevin Bullock – Director
George Johnson – Director
Robin Weisman – Director
Clive Johnson – Chief Executive Officer, President and Director
Roger Richer – Executive Vice President, General Counsel and Secretary
Mike Cinnamond – Senior Vice President of Finance and Chief Financial Officer
Tom Garagan – Senior Vice President of Exploration
Dennis Stansbury – Senior Vice President of Engineering and Project Evaluations
William Lytle – Senior Vice President, Operations
Ian MacLean – Vice President of Investor Relations
Dale Craig – Vice President, Operations
Eduard Bartz –Vice President, Taxation and External Reporting
Brian Scott – Vice President, Geology and Technical Services
Hugh MacKinnon – Vice President, Geology
John Rajala – Vice President, Metallurgy
Neil Reeder – Vice President, Government Relations
Dana Rogers – Vice President, Finance
Kerry Suffolk – Treasurer
Peter Gibson – Group Financial Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Accountants
Suite 1400, 250 Howe Street
Vancouver, British Columbia V6C 3S7

Listing

Toronto Stock Exchange: Symbol “BTO”
NYSE American: Symbol “BTG”
Namibian Stock Exchange: Symbol “B2G”

B2GOLD CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

to be held on June 14, 2019

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of B2GOLD CORP. (the “Company”) will be held at the Fairmont Pacific Rim, 1038 Canada Place, Vancouver, British Columbia on Friday, June 14, 2019, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive and consider the consolidated financial statements for the fiscal year ended December 31, 2018, together with the auditor’s report thereon.

2.	To set the number of Directors of the Company at eight (8).

3.	To elect Directors of the Company for the ensuing year.

4.	To appoint the Auditor of the Company for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.	To ratify and approve the Company’s performance share unit plan, as more particularly described in the accompanying management information circular.

6.

To vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular.

7.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on April 24, 2019, as the record date (the “Record Date”) for determining shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a shareholder of the Company after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

Meeting Material

Accompanying this Notice of Meeting are: (i) the management information circular; (ii) a form of proxy; and (iii) an annual financial statement request form.

The accompanying management information circular provides information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 14, 2019, being the date of the Meeting, as well as at the Meeting.

Voting

If you are a registered shareholder and are unable to attend the Meeting in person, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Wednesday, June 12, 2019, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Shareholder Questions

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 15th day of May, 2019.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer
and Director

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	53

ANY OTHER MATTERS	53

ADDITIONAL INFORMATION	53

SCHEDULE A – BOARD CHARTER

SCHEDULE B – PERFORMANCE SHARE UNIT PLAN

B2GOLD CORP.
INFORMATION CIRCULAR

Dated as of May 15, 2019

SOLICITATION OF PROXIES

This management information circular (this “Information Circular”) is furnished in connection with the solicitation of proxies by the management of B2Gold Corp. (the “Company”) for use at the Annual General and Special Meeting of shareholders of the Company (the “Shareholders”) to be held on June 14, 2019 (the “Meeting”) at 2:00 p.m. (Vancouver time) at the Fairmont Pacific Rim, 1038 Canada Place, Vancouver, British Columbia, or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of the Company at a nominal cost to the Company.

Laurel Hill Advisory Group (“Laurel Hill”) is acting as the Company’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of approximately $35,000, plus expenses.

The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute each form of proxy.

The contents and the sending of this Information Circular have been approved by the directors of the Company. The Company reports its financial results in United States dollars. All references to “$” or “dollars” in this Information Circular refer to Canadian dollars unless otherwise indicated. References to “US$” or “U.S. dollars” are used to indicate United States dollar values.

VOTING BY PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to the proxy nominee are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for directors and for the appointment of the Auditor. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for such shareholder on such shareholder’s behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on June 12, 2019, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if the Meeting is adjourned. Late proxies may be accepted by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620, by mail or by hand at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or provided to the Chairman of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders can change their vote by contacting their intermediary in sufficient time prior to the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Company as a substantial number of shareholders do not hold their common shares in their own names.

This Information Circular and the accompanying materials are being sent to registered shareholders and non-registered shareholders, that is shareholders of the Company who hold common shares through a broker, agent, nominee or other intermediary (“Non-Registered Shareholders”). Non-Registered Shareholders should note that only proxies deposited by shareholders whose names appear on the share register of the Company will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of an intermediary, typically the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders.

Additional Information for Beneficial Holders

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy or voting instruction form (“VIF”) supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your shares at the Meeting. The completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Alternatively, Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Company’s shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

The Company may utilize Broadridge’s QuickVoteTM system to assist Shareholders with voting their shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

A Non-Registered Shareholder who receives a VIF or form of proxy cannot use that form to vote common shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting in order to have the common shares voted at the Meeting on your behalf.

Accordingly, each Non-Registered Shareholder should:

(a)	carefully review the VIF or form of proxy and voting procedures that the shareholder’s broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b)	provide instructions as to the voting of the shareholder’s common shares in accordance with those voting procedures.

Although Non-Registered Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of such shareholder’s broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the VIF or form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company (the “Board” or the “Board of Directors”) has fixed the close of business on April 24, 2019, as the Record Date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. As at the Record Date, 1,007,916,504 common shares in the capital of the Company (“Common Shares”) were issued and outstanding. Each Common Share outstanding on the Record Date carries the right to one vote. The Company will arrange for the preparation of a list of the registered holders of its Common Shares on such Record Date. Each registered shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such shareholder’s name; registered shareholders holding Common Shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above.

Under the Company’s Articles, the quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date only the following shareholders beneficially own, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
FMR LLC Fidelity Contraford	139,121,172	13.91%
BlackRock, Inc.	128,846,158	12.89%
Van Eck Associates Corporation	129,853,940	12.88%

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board of Directors presently consists of eight directors, of whom eight are being proposed for re-election at the Meeting. Accordingly, the Board of Directors is recommending that the number of directors of the Company be set at eight. Each of the eight persons whose name appears below is proposed by the Board of Directors to be nominated for election as a director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office.

Majority Voting for Directors

The Company has adopted a policy (the “Majority Voting Policy”) that requires any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” such nominee’s election to tender their resignation to the Chair of the Board of Directors promptly following the Meeting. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director will not participate in any deliberations regarding such directors’ resignation offer. This policy does not apply if there is a contested director election.

Advance Notice of Director Nominations

The Company has adopted a policy (the “Advance Notice Policy”) that provides shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Nominees

The persons named below will be presented for election at the Meeting as management’s nominees. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the election of these nominees. Each director elected will hold office until the next annual general meeting of the Company or until such director’s successor is elected or appointed, unless such director’s office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). Management does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the Common Shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in such person’s discretion, in favour of another nominee.

The following table, including the notes thereto, sets forth information with respect to each person proposed to be nominated for election as a director, including their province or state and country of residence, position with the Company, their present and past principal occupation or employment for the past five years, the date of first appointment as a director, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person, all of which information is at the date of this Information Circular. In addition, please refer to “Executive Compensation – Director Compensation” on page 34 of this Information Circular for further details on each director’s current shareholdings pursuant to the Company’s Share Ownership Guidelines (as defined below).

Name, Position, Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed(2)
Clive Johnson, Director, President & Chief Executive Officer(8) British Columbia, Canada	President, Chief Executive Officer of B2Gold Corp.	December 17, 2006	5,100,593(3)
Robert Cross, Director, Chairman(5)(6) British Columbia, Canada	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	221,660
Robert Gayton, Director(4)(5)(6) British Columbia, Canada	Consultant to various public companies since 1987	October 22, 2007	299,000
Jerry Korpan, Director(4)(6)(7) London, England	Director of several public natural resource companies	November 20, 2007	2,600,000
Bongani Mtshisi, Director(5)(7) Gauteng, South Africa	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	22,800
Kevin Bullock, Director(4) Ontario, Canada	Chief Executive Officer of Anaconda Mining Inc. (since April 3, 2019). Formerly Chief Executive Officer and director of Mako Mining Corp. and President and Chief Executive Officer of Volta Resources Inc.	December 20, 2013	91,000
George Johnson, Director(7) Washington, USA	Senior Vice President of Operations, B2Gold Corp., until April 30, 2015 and director of B2Gold Corp. from March 15, 2016 to present	March 15, 2016	500,000
Robin Weisman, Director(6)(7) Virginia, USA	Principal investment officer of the mining division at the International Finance Corporation, a member of the World Bank Group	October 23, 2017	2,000

Notes:

(1)	The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

In addition to the Common Shares held by Clive Johnson as noted in the table above, Mr. Johnson is also a trustee of an incentive plan (the “B2Gold Incentive Plan”) that holds 1,705,000 Common Shares. The Common Shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the trustees, which was established, prior to the Company becoming a reporting issuer, to hold Common Shares purchased by the trustees to be allocated to directors, officers, employees and service providers of the Company as determined by the trustees. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by Mr. Johnson as set forth in the table above includes 426,250 Common Shares that are held pursuant to such declaration of trust.

(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of the Health, Safety, Environmental and Social Committee.
(8)	Member of the Disclosure Committee.

Cease Trade Orders or Bankruptcies

No proposed director:

(a)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Penalties or Sanctions

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

APPOINTMENT OF AUDITOR

Management of the Company will propose the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP were first appointed Auditor of the Company on September 18, 2007. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditor of the Company, and to authorize the directors of the Company to fix their remuneration.

APPROVAL OF THE PERFORMANCE SHARE UNIT PLAN

At the Meeting, the Shareholders will be asked to vote for the performance share unit plan (the “PSU Plan”) as described below, a copy of which is attached as Schedule B to this Information Circular.

On May 7, 2019, the Board adopted the PSU Plan, subject to the receipt of Shareholder and regulatory approvals, for the benefit of the Company’s executives, employees and other eligible consultants under the PSU Plan. The PSU Plan has been established to assist the Company in the recruitment and retention of highly qualified executives, employees and eligible consultants by providing a compensation mechanism that rewards performance and motivates eligible participants under the PSU Plan to achieve important corporate and individuals objectives. The PSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of participants with the long-term interests of its shareholders. In addition, the PSU Plan is expected to assist the Company in the retention of qualified and experienced executives, employees and eligible consultants by rewarding those individuals who make a long term commitment to the Company.

As at the date of this Information Circular: (i) no performance share units (“PSUs”) have been granted under the PSU Plan; and (ii) if the PSU Plan Resolution (as defined below) is approved by Shareholders at the Meeting, 10,000,000 Common Shares would be available for grant under the PSU Plan, representing approximately 0.995% of the Company’s issued and outstanding share capital.

Summary of the PSU Plan

Set out below is a summary of the key features of the PSU Plan, which is subject to and qualified in its entirety by the provisions of the PSU Plan and Shareholders should carefully review the complete copy of the PSU Plan attached as Schedule B to this Information Circular.

Eligible Participants

The PSU Plan will be administered by the Compensation Committee of the Board of Directors (for the purposes of this section, the “Committee”). Executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or to certain related entities of the Company that is eligible to receive PSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended and the permitted assigns of each such executive officer, employee or person designated by the Company (for the purposes of this section, the “Designated Participants”) are eligible to participate in the PSU Plan. The Committee is entitled to exercise its discretion to restrict participation under the PSU Plan.

The number of PSUs granted to a Designated Participant will be credited to such Designated Participant’s account effective on the grant date. Further, whenever a dividend is paid on the Common Shares of the Company, the Committee will credit a Designated Participant with additional PSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the PSUs recorded in such Designated Participant’s account had been Common Shares, whether or not vested, divided by the market value of the Common Shares on the trading date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of PSUs.

Maximum Number of Common Shares Issuable

Under the PSU Plan, up to a maximum of 10,000,000 Common Shares will be reserved for issuance pursuant to the PSU Plan. Pursuant to the Company’s amended stock option plan (the “Amended Stock Option Plan”), as the maximum number of Common Shares reserved for issuance under all of the Company’s previously established and outstanding or proposed security based compensation arrangements (which would include the proposed PSU Plan, if approved by Shareholders at the Meeting) may not exceed 8.0% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, if the PSU Plan Resolution is approved at the Meeting, the future grant of PSUs pursuant to the PSU Plan will potentially reduce the number of options (“Options”) and restricted share units (“RSUs”) available to be granted pursuant to the Company’s Amended Stock Option Plan and amended restricted share unit plan (the “Amended RSU Plan”), respectively. For more information on the Amended Stock Option Plan and the Amended RSU Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans - Stock Option Plan” and “Securities Authorized for Issuance Under Equity Compensation Plans – Restricted Share Unit Plan” in this Information Circular.

The PSU Plan provides that: (i) the maximum number of Common Shares that may be issuable, at any time, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, the PSU Plan, shall not exceed 8.0% of the issued and outstanding Common Shares calculated on a non-diluted basis; (ii) the maximum number of Common Shares issuable to insiders, at any time, pursuant to the PSU Plan, together with any Common Shares issuable pursuant to all other security based compensation arrangements of the Company, will not exceed 8.0% of the total issued and outstanding Common Shares (on a non-diluted basis); and (iii) the maximum number of common shares issuable to insiders, within any one year period, pursuant to the PSU Plan, together with any Common Shares issuable pursuant to all other security based compensation arrangements of the Company, will not exceed 8.0% of the total issued and outstanding Common Shares (on a non-diluted basis).

Vesting

The PSUs vest on the date that the Board approves the Performance Percentage (defined below), such date being as soon as practicable following the expiry of a time-based performance period (the “Performance Period”). The duration of the Performance Period applicable to a specific PSU grant will be determined at the time of the grant by the Committee. In addition, the Committee will determine the performance measures that may, without restriction, be taken into consideration in granting PSUs under the PSU Plan, which measures may include, without limitation, any one or more of the following: (i) total shareholder return, absolute or relative; (ii) the market price of the Common Shares from time to time; (iii) the financial performance or results of the Company or any Related Entity, or a business unit or division thereof; (iv) other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company; (v) activities related to growth of the Company, any Related Entity or a business unit or division thereof; (vi) health and safety performance of the Company, a Related Entity or a business unit or division thereof; (vii) the execution of the Company’s strategic plan as determined by the Board; (viii) other performance criteria and results relating to the Designated Participants, the Company, a Related Entity or a business unit or division thereof; and (ix) such additional or other measures as the Committee or the Board, in their sole discretion, consider appropriate in the circumstances (collectively, the “Performance Measures”). The Performance Measures applicable to a grant of PSUs will be set forth in the applicable grant notice in respect of such grant.

Following the date the Performance Period, or the Additional Period (as defined below) if applicable, ends for a particular PSU grant, the Committee will assess the performance of the Company and/or the Designated Participant for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures, the Committee shall determine the applicable performance percentage, which shall be a percentage from 0 to 200 (the “Performance Percentage”). Upon the determination of the Performance Percentage, the number of Common Shares issuable for each vested PSU shall be determined by multiplying the number of vested PSU by the applicable Performance Percentage.

In the event that a Designated Participant dies, retires, becomes disabled, resigns for Good Reason (as defined in the PSU Plan) or is terminated without cause prior to the vesting of the PSUs, all of the PSUs (and any dividend equivalent PSUs in respect of such PSUs) held by the Designated Participant will remain outstanding for such period of time determined by the Committee, in its sole discretion (the “Additional Period”), which Additional Period may be shorter than the original Performance Period. All outstanding PSUs (and any dividend equivalent PSUs in respect of such PSUs) shall continue to be eligible to become vested in accordance with the terms of the PSU Plan and achievement of Performance Measures as set forth in the applicable grant notice during the Additional Period, as determined by the Committee in accordance with the PSU Plan. All PSUs (and any dividend equivalent PSUs in respect of such PSUs) that remain unvested at the end of the Additional Period and the Committee’s determination of the Performance Percentage pursuant to the PSU Plan will expire, and the Designated Participant will have no further rights in respect of such PSUs (and dividend equivalent PSUs).

In the event that a Designated Participant’s employment ceases prior to the redemption of their vested PSUs because of termination for cause or because of resignation other than for Good Reason, all PSUs (and any dividend equivalent PSUs credited in respect thereof), whether or not vested, will immediately expire.

Redemption

Vested PSUs will be redeemable by the Company as soon as practicable following the vesting date and in no event will the redemption date for any vested PSU be later than 60 days following the vesting date of such PSU. The number of Common Shares issuable from treasury to a Designated Participant will be determined by multiplying the number of vested PSUs by the applicable Performance Percentage.

Transferability

Any rights with respect to PSUs will not be transferable or assignable other than for normal estate settlement purposes; provided, however, a Designated Participant may transfer or assign PSUs to a permitted assign of such Designated Participant subject to the provisions of the PSU Plan and applicable grant notice.

Change of Control

In the event that: (i) any person or group of persons acquires more than 20% of the Company’s outstanding Common Shares; (ii) there is a consummation of a sale of all or substantially all of the Company’s assets; (iii) the incumbent members of the Board of Directors are removed and/or no longer constitute a majority of the board; or (iv) there is a consummation of a corporate reorganization transaction which has substantially the same effect as one or more of the foregoing, a change of control of the Company will have occurred for the purposes of the PSU Plan.

In the event of a change of control, should the person or group acquiring the common shares of the Company, or an affiliate of such person or group or the successor of the Company, does not agree to assume all of the obligations of the Company under the PSU Plan, or the Committee determines that such assumption is not consistent with the objectives of the PSU Plan or that the Performance Measures will be adversely affected by such assumption, all unvested PSUs held by Designated Participants will immediately be deemed to vest as of the effective date of such change of control of the Company. The Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested PSUs based on factors determined by the Committee, including the objective measure of performance toward achievement of the Performance Measures and such other factors as the Committee determines appropriate in the circumstances, and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested PSUs as of the effective date of such change of control to the Designated Participant. However, notwithstanding the foregoing, the Committee may terminate all or part of the PSU Plan if it determines that it is appropriate to do so upon a change of control and in the event of such termination, the PSU Plan shall terminate on the effective date of such change of control of the Company on such terms and conditions as the Committee may determine.

Amendments to the PSU Plan

Subject to the terms of the PSU Plan, the Board may amend, suspend or terminate the PSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX for any purpose which the Board, in its good faith opinion, believes may be expedient or desirable (provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights).

The Board may approve the following amendments relating to the PSU Plan, without obtaining shareholder approval, to the extent that such amendment:

  is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

  is an amendment relating to administration of the PSU Plan and eligibility for participation under the PSU Plan;

  changes the terms and conditions on which PSUs may be or have been granted pursuant to the PSU Plan, including change to the vesting provisions of the PSUs;

  changes the termination provisions of a PSU or the PSU Plan; or

  is an amendment of a “housekeeping nature”.

Shareholder approval will be required for the following amendments to the PSU Plan:

  increasing the number of securities issuable under the PSU Plan, other than in accordance with the terms of the PSU Plan;

  making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee director of the Company to the class of Designated Participants;

  amending the restriction on transferability or assignability of PSUs;

  permitting awards other than PSUs to be made under the PSU Plan; and

  deleting or reducing the amendments that require Shareholder approval under the PSU Plan.

Adjustment under the PSU Plan

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting common shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the PSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding PSUs.

Approval Required for the PSU Plan

The PSU Plan has been conditionally approved by the Board and by the TSX, subject to Shareholder approval.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution to ratify and approve the PSU Plan (the “PSU Plan Resolution”). The PSU Plan Resolution must be approved by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. The text of the PSU Plan Resolution is set out below.

If the PSU Plan Resolution is approved at the Meeting, the PSU Plan will take effect at the close of business on the date of the Meeting.

The PSU Plan Resolution

The PSU Plan Resolution, which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation, is as follows:

“IT IS RESOLVED, as an ordinary resolution that:

1.

the adoption of the PSU Plan by the Company in the form attached to the management information circular of the Company dated May 15, 2019 as Schedule B, and the reservation for issuance under such plan of a maximum of 10,000,000 common shares of the Company, is hereby ratified, confirmed and approved;

2.	the Company is hereby authorized and directed to issue such common shares issuable pursuant to the PSU Plan as fully paid and non-assessable shares of the Company; and

3.

Any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

The Board of Directors of the Company recommends that Shareholders vote FOR the PSU Plan Resolution. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the PSU Plan Resolution.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company endorses a “pay for performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “pay for performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. For a detailed discussion of the Company’s executive compensation program, please see “Executive Compensation” below.

After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board determined in 2018 to provide Shareholders with an annual non-binding “Say on Pay” advisory vote, beginning in 2019 at the Meeting. The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

“IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of the Company, that the shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular of the Company dated May 15, 2019, delivered in advance of the 2019 annual general and special meeting of the shareholders of the Company.”

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. In the event that the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns.

The Company will disclose the results of the Shareholder “Say on Pay” advisory vote as a part of its report on voting results for the Meeting.

The Board of Directors of the Company recommends that Shareholders vote FOR the approach to executive compensation as described in the Information Circular. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the approach to executive compensation as described in the Information Circular.

EXECUTIVE COMPENSATION

Dear Fellow Shareholders,

On behalf of the Compensation Committee and the Board, I am pleased to share with you our report on executive compensation. The Compensation Committee believes that the Company’s executive compensation program is directly linked to the experience of our shareholders. Our compensation program demonstrates a pay for performance philosophy that motivates executives to take a long-term view to shareholder value creation. This long-term view is facilitated by:

  The careful selection of short-term operational and development milestones that build incrementally on the Company’s long-term strategy;

  The heavy weighting of at-risk compensation for our executives that directly ties their interests to those of our shareholders (roughly 50% of our Named Executive Officers’ compensation is delivered by way of equity-based incentives, please see “Executive Compensation – Compensation Discussion & Analysis - Target Executive Pay Mix” in this Information Circular for additional details);

  The significant ownership position that our executives hold in the Company’s Common Shares, combined with our new ownership guidelines that insure our current executives maintain a significant ownership position and any new additions to our senior leadership team achieve a significant ownership position shortly after joining the leadership team (please see “Executive Compensation – Share Ownership Guidelines” of this Information Circular for further details).

The Compensation Committee believes it is the combination of the factors listed above, strong operational execution and disciplined capital allocation that have driven the Company’s outperformance versus both gold prices and the shareholder return performance of the majority of the Company’s peers (as measured by the S&P/TSX Global Gold Index) over the past ten years, as seen in the chart below.

B2Gold’s performance in 2018

2018 was a year of transformational growth for the Company, highlighted by the first full-year of commercial production from its new large low-cost Fekola Mine in Mali and record annual production from its Masbate Mine in the Philippines. For the tenth straight consecutive year, B2Gold achieved record annual consolidated gold production.

Highlights

  Third year in a row of the Company’s share price materially outperforming the return of the S&P/TSX Global Gold Index

  Record annual consolidated gold production, of 953,504 ounces of gold, exceeding the upper end of our original guidance of between 910,000 and 950,000 ounces, a significant increase of 322,939 ounces (51%) over the prior-year

  Record annual consolidated gold revenue of $1.2 billion, an increase of 92% ($586 million) over 2017

  Annual consolidated cash flows from operating activities of $451 million in 2018, an increase of 191% over 2017

  The new Fekola Mine in Mali continued to significantly outperform expectations, with gold production of 439,068 ounces, exceeding the upper limit of its already increased guidance range (of between 420,000 and 430,000 ounces)

  The Masbate Mine in the Philippines achieved record annual gold production of 216,498 ounces, exceeding the upper limit of its already increased guidance range (of between 200,000 and 210,000 ounces)

  On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of convertible senior subordinated notes on maturity and by year-end the Company had reduced its total debt outstanding to approximately $480 million from $700 million at the beginning of 2018

  On October 25, 2018, the Company announced a substantial increase in the gold mineral resource estimate for the Fekola Mine and positive results from the ongoing Fekola Mill Expansion Study

  In October 2018, the Company was granted the mine permit for the Limon Central Pit in Nicaragua and announced positive results from the Expansion Study at El Limon Mine

  In late 2018, the Company completed a preliminary expansion study for the Fekola Mine in Mali, the results of which indicated robust economics

All-in sustaining costs (“AISC”)1 of $758 per ounce, which gives B2Gold the lowest cost base among the senior producers that analysts compare the Company against:

__________________________________________________

1 All-in Sustaining Costs (or “AISC”) is a performance measure commonly used in the mining industry that is not defined under International Financial Reporting Standards (“IFRS”). Please refer to the footnote at page 24 of this Information Circular for further details on the use of such measure.

The Compensation Committee, in considering the superior performance outlined above, the achievement of specific goals set out in the 2018 Short Term Incentive (“STI”) scorecard and the individual efforts of the executives, determined that a maximum annual incentive award of 200% of target had been earned by the Named Executive Officers for 2018 performance (please see “Executive Compensation - 2018 Compensation Details” in this Information Circular for further detail on the compensation paid to the Named Executive Officers for the financial year ended December 31, 2018.)

Program Changes for 2019

The Company is committed to providing a forum for active dialogue with our shareholders. At the annual general and special meeting of the shareholders of the Company held on June 8, 2018 (the “2018 Meeting”), three nominees were elected as directors of the Company with less than 80% of the total votes cast by all shareholders present in person or by proxy at the 2018 Meeting, as follows: (i) Robert Cross received 77.22% of the total votes in favour; (ii) Robert Gayton received 77.61% of the total votes in favour; and (iii) Bongani Mtshisi received 79.76% of the total votes in favour. Each of these individuals were members of our Compensation Committee.

Accordingly, during 2018, members of the Compensation Committee engaged directly with many of the Company’s major shareholders and other stakeholders, including the Canadian Coalition for Good Governance. Upon receiving feedback from some of these stakeholders on items surrounding the Company’s executive compensation program and other compensation governance-related items, and feedback regarding why some shareholders may have withheld votes, or abstained from voting, for Messrs. Cross, Gayton and Mtshisi, the Compensation Committee implemented the following changes for 2019 and beyond:

  Share ownership guidelines for executives and directors to ensure the interests of senior executives and directors of the Company are aligned with the long-term interests of the Company’s Shareholders (please see “Executive Compensation – Share Ownership Guidelines” and “Director Compensation” in this Information Circular for further details).

  Greater disclosure surrounding how the Compensation Committee determines annual variable compensation (short-term incentive) awards for the Named Executive Officers (as defined below) (please see “Executive Compensation - 2018 Compensation Details” in this Information Circular for further detail on the compensation paid to the Named Executive Officers for the financial year ended December 31, 2018).

  Generally improved the quality of our compensation program discussion on the following pages and the Company will continue to improve this compensation section incrementally going forward.

  Performance Share Unit Plan for executive officers, including the Named Executive Officers. Subject to approval by the Shareholders of the PSU Plan Resolution, the PSU plan will introduce performance- contingent vesting for equity incentives awarded to the Named Executive Officers (please see “Approval of the Performance Share Unit Plan” in this Information Circular for further details).

  The introduction of an annual advisory vote on the Company’s executive compensation program, more commonly known as “Say on Pay” to provide Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves (please see “Advisory Vote on Executive Compensation” in this Information Circular for further details).

I invite you to read “Executive Compensation - Compensation Discussion & Analysis” in this Information Circular and I hope that you will attend the Meeting to ask questions of me or the other members of the Compensation Committee with respect to B2Gold’s compensation programs.

Sincerely,

Robert Cross
Chair of the Compensation Committee

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (each, a “Named Executive Officer” or “NEO”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company nor acting in a similar capacity at the end of that financial year.

As at December 31, 2018, the Company had six (6) Named Executive Officers: Clive Johnson, President and CEO; Michael Cinnamond, Senior Vice President of Finance and CFO; Roger Richer, Executive Vice President, General Counsel and Secretary; Tom Garagan, Senior Vice President of Exploration; Dennis Stansbury, Senior Vice President of Engineering and Project Evaluations; and William Lytle, Senior Vice President, Operations.

The Company reports its financial results in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so in Canadian dollars, unless otherwise stated.

Compensation Governance

Oversight of Compensation Program - The Compensation Committee

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company’s compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company’s executive officers and is authorized to approve terms of employment, salaries, bonuses, option grants and other incentive arrangements for the Company’s executive officers, and, where appropriate, any severance arrangements.

The Compensation Committee periodically reviews the management development and succession program established by our management team and the organizational structure for management of the Company’s operations. The Compensation Committee reports to the Board of Directors on the committee’s functions and on the results of its reviews and any recommendations.

Composition of the Compensation Committee

The members of the Compensation Committee are presently Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, all of whom are considered independent for the purposes of National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) and the applicable rules of the NYSE American LLC (the “NYSE American”). All of the current Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices are as follows:

Robert Cross

Mr. Cross currently serves as an independent director of the Company and is a member of the corporate governance committee and compensation committee of several public companies that operate in the resource sector. Mr. Cross has more than 25 years of experience as a financier in the mining and oil & gas sectors. He is a cofounder and Non-Executive Chairman of Bankers Petroleum Ltd., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Mr. Gayton currently serves as an independent director of the Company and is a director of several public and private companies. He was previously the Vice President of Finance with Western Silver Corporation from 1995 to 2004. He is also a member of the audit committee and compensation committee of several resource-based public companies and has served in this capacity for over 15 years. Mr. Gayton received a Bachelor of Commerce from the University of British Columbia in 1962 and a Ph.D. in Business from the University of California (Berkeley) in 1973. Mr. Gayton obtained his Chartered Accountant designation in 1964.

Bongani Mtshisi

Mr. Mtshisi currently serves as an independent director of the Company and is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx Gold Corp., a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. He is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, Debeers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi has a National Diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Each of Messrs. Cross, Gayton and Mtshisi has skills and direct experience as described above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Company’s compensation policies and practices. In their roles within and outside of the Company, each member of the Compensation Committee has participated in compensation planning sessions, compensation decision-making and compensation discussions with industry consultants.

Risk Management and Assessment

The Company’s compensation program is designed to provide Named Executive Officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board provides regular oversight of the Company’s risk management practices and delegates to the Compensation Committee the responsibility to provide risk oversight of the Company’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of management. As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Company’s executives from taking unnecessary or excessive risk:

  the Company’s approach to performance evaluation and compensation will provide greater rewards to an officer achieving both short-term and long-term objectives;

  short-term incentive payments are derived from performance against pre-approved annual objectives for both the Company and the individuals and the Board has discretion with respect to incentive awards and payouts in the event incentives are understated or overstated due to extraordinary circumstances or conditions;

  short-term incentive bonuses may be paid in the form of RSUs with longer-term vesting periods, thereby mitigating the risk that executives may sacrifice the long-term health of the Company in favour of short- term gain;

  our Named Executive Officers each hold significant numbers of Common Shares, thereby closely aligning their interests with those of the Company’s other shareholders;

  the Company has adopted a formal hedging prohibition that limits the ability for executive officers to reduce their exposure to increases or decreases in the Company’s share price;

  the Company has adopted a formal clawback policy specifying the recoupment of incentive compensation applicable to the executive officers of the Company upon material financial restatements and misconduct; and

  the Compensation Committee retains a compensation consultant that is independent of management and does not provide advice to management.

Based on this review, the Compensation Committee believes that the Company’s total executive compensation program does not encourage executive officers to take unnecessary or excessive risk.

Hedging Prohibition

The Company is of the view that its securities should be purchased by its, or any of its direct or indirect subsidiaries’, directors and officers (each an “Applicable Person” and collectively, the “Applicable Persons”) for investment purposes only. Pursuant to the Company’s anti-hedging policy, transactions that could be perceived as speculative or influenced by positive or negative perceptions of the Company’s prospects, including the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions are not considered to be in the Company’s best interests and must be avoided. Directors and officers of the Company are prohibited from engaging in hedging activities of any kind respecting the Company’s securities or related financial instruments including, without limitation, selling a call or buying a put on the Company’s securities or purchasing the Company’s securities with the intention of reselling them within six months or selling the Company’s securities with the intention of buying them within six months (other than the sale of Company securities shortly after they were acquired through the exercise of securities granted under a share-based compensation arrangement).

Clawback Policy

The Board has adopted a clawback policy specifying the consequences with respect to incentive awards in the event of negligence, fraud or willful misconduct resulting in a restatement of the Company’s financial statements. The clawback policy provides that where there is a restatement of the financial results of the Company for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, and, in connection with such restatement an executive officer engaged in negligence, fraud or willful misconduct, the Board or the Compensation Committee may: (a) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the after-tax portion of any excess compensation; and/or (b) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

For purposes of the clawback policy, “excess compensation” means the difference between the amount or value of any performance-based compensation actually paid or awarded to an executive officer and the amount or value that would have been paid or awarded as calculated or determined based on the financial statements of the Company as restated. “Performance-based compensation” includes all bonuses and other incentive compensation that is paid or awarded to any executive officer based in whole or in part on the application of performance criteria or financial metrics measured during the applicable period preceding the applicable restatement as determined by the Board or the Compensation Committee, and includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested.

Share Ownership Guidelines

On May 7, 2019, the Board approved and implemented share ownership guidelines (the “Share Ownership Guidelines”) to ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company’s Shareholders. The Share Ownership Guidelines provide that each Named Executive Officer is required to hold an equity interest (Common Shares and/or RSUs) in the Company in the following amounts: the CEO, three times annual salary; CFO, two times annual salary; Executive Vice President (“EVP”), two times annual salary; and the other NEOs, one times annual salary (collectively, the “Ownership Requirements”).

Compliance with the applicable Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five (5) years after their employment as a CEO, CFO, EVP or NEO and (ii) two (2) years after the adoption of these guidelines. In the event of an increase in an individual’s annual base salary following such five (5) year period, he or she will have one (1) year from the date of such increase to satisfy the increased Ownership Requirement. Once an individual’s level of Common Share ownership satisfies the applicable Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to these share ownership guidelines.

As seen in the table below, all of the Company’s NEOs currently meet and most vastly exceed, the applicable Ownership Requirement.

Executive	Shareholding Requirement	Current Ownership as at Record Date
		# of Common Shares	# of RSUs	Total Value [2]	Multiple of Salary
President & Chief Executive Officer (Clive Johnson)[1]	3x Salary	5,100,593	1,491,924	$24,356,240	20.3x
Executive Vice President, General Counsel & Secretary (Roger Richer)[1]	2x salary	2,276,250	444,781	$10,052,926	18.3x
Senior Vice President, Finance & Chief Financial Officer (Michael Cinnamond)	2x salary	94,731	444,781	$1,993,242	3.6x
Senior Vice President, Operations (William Lytle)	1x salary	80,413	444,781	$1,940,344	3.5x
Senior Vice President, Exploration (Tom Garagan)[1]	1x salary	3,313,174	444,781	$13,883,871	25.2x
Senior Vice President, Engineering & Project Evaluations (Dennis Stansbury)	1x salary	3,219,033	416,062	$13,429,961	26.9x

1Includes 426,250 Common Shares held pursuant to the B2Gold Incentive Plan.
2The values in the column were calculated by adding the number of Common Shares and the number of RSUs and multiplying by the volume weighted average trading price of the Common Shares for the 20 trading days prior to the Record Date.

Compensation Consultant

In December, 2017 and again in December, 2018, the Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”) to provide an independent review of the executive officers’ and directors’ overall compensation packages, long-term incentive plan structure, severance provisions and compensation governance practices. The Compensation Committee originally retained Lane Caputo in December, 2016 and Lane Caputo advises only the Compensation Committee and has not performed any work for management of the Company since its original engagement.

The Compensation Committee pre-approves all consultant mandates related to executive and director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Company to compensation consultants for services related to determining and structuring compensation for any of the company’s directors and executive officers during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation Related Fees	All Other Fees
Lane Caputo Compensation Inc.	2018	$64,232	Nil
Lane Caputo Compensation Inc.	2017	$31,268	Nil

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals.

The Company’s compensation philosophy is based on the following fundamental principles:

(a)	compensation programs align with shareholder interests – the Company aligns the goals and incentives of executives with maximizing long term shareholder value;

(b)	performance sensitive – compensation for executive officers is linked to operating and market performance of the Company and fluctuates with the performance; and

(c)

market competitive compensation – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

  to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

  to align the interests of executive officers with shareholders’ interests and with the execution of the Company’s business strategy; and

  to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value.

Compensation Benchmarking

The Compensation Committee, as part of its annual compensation review process and with the assistance of external advisors, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as:

  Canadian-headquartered, publicly-traded gold companies with operating and/or development projects primarily within international locations;

  companies of similar size as measured by market capitalization, revenues and production volumes; and

  companies from which future executives may reasonably be expected to be recruited from or to which the Corporation could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the Compensation Committee, but will be one of a number of factors the Compensation Committee will consider from time to time in its review of executive compensation.

In order to assist the Compensation Committee with its decisions surrounding executive and director compensation for 2018 and into the 2019 fiscal year, the following list of mining companies was developed with the assistance of Lane Caputo:

•	Agnico Eagle Mines Ltd.	•	First Quantum Minerals Ltd.	•	New Gold Inc.
•	Alamos Gold Inc.	•	Hudbay Minerals Inc.	•	OceanaGold Corp.
•	Centerra Gold Inc.	•	IAMGOLD Corp.	•	Pan American Silver Corp.
•	Detour Gold Corp.	•	Kinross Gold Corp.	•	SSR Mining Inc.
•	Eldorado Gold Corp.	•	Kirkland Lake Gold Ltd.	•	Tahoe Resources Inc.
•	Endeavour Mining Corp.	•	Lundin Mining Corp.	•	Yamana Gold Inc.

The table below summarizes the Company’s relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec.31, 2018) ($M)	Annual Revenue (trailing four quarters) ($M)	Gold Production (2018 Guidance) (000 ounces)	Number of Producing Mines
25th Percentile	$1,821	$987	335,000	4
50th Percentile	$2,397	$1,120	520,000	4
75th Percentile	$4,045	$2,193	690,000	6
B2Gold Corp.	$3,879	$1,446	940,000	5

Determination of Compensation

In making compensation recommendations, the Compensation Committee reviews the various elements of each executive’s compensation in the context of the total compensation package and the desired mix of ‘at-risk’ versus fixed elements of compensation as per the Company’s compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Company’s performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2018, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: Company’s financial results, Company’s operational results, the duties and responsibilities of each executive officer, their respective performance and contribution towards 2018 results. For additional detail surrounding the specific performance goals and goal attainment for 2018 that influenced the Compensation Committee’s decisions on executive compensation for 2018, please see “2018 Compensation Details” below.

Components of Compensation

The Company’s executive compensation program for the financial year ended December 31, 2018 consisted primarily of the following elements:

Compensation Element	Form	Purpose of Element	Determination

Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are based on relevant marketplace information, experience, individual performance and level of responsibility. Actual salary levels are set in relation to the Company’s compensation philosophy and relative to the emphasis on other compensation program elements. The Company generally intends to pay salaries above market median levels in order to attract and retain executives of the highest calibre to continue the successful execution of the Company’s strategy.

Short Term Incentive (STI)	Cash (or RSUs at the discretion of the Compensation Committee)	To recognize short-term (typically annual) efforts and milestone achievement that are aligned with the long-term success of the Company.

Our executives have an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives as set out by the Compensation Committee at the beginning of the year. The short-term incentive plan provides for cash payments (or the deferral of cash payments into RSUs at the discretion of the Compensation Committee) when pre-determined corporate and individual objectives are met or exceeded. The objectives that comprise the corporate component of the STI are the same for each executive officer, with the individual component pertaining directly to the specific role and responsibilities of each executive.

Incentive payouts for each NEO range from 0-200% of target levels and are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. STI payments ultimately awarded to the NEOs will, from time to time, involve the Compensation Committee’s application of discretion. Application of discretion by the Committee will consider mitigating factors in the determination of performance achievement as important aspects of executive and Company performance are not always strictly quantifiable.

Compensation Element	Form	Purpose of Element	Determination

Restricted Share Unit Plan	Common Shares issued from treasury	Designed to motivate executives and employees to create and grow sustainable shareholder total return over successive three-year performance cycles.

Under the Amended RSU Plan, the RSUs vest rateably over three years in accordance with, and subject to, the terms of the Amended RSU Plan. RSU accounts are credited with additional units in accordance with the Plan in the event dividends on Common Shares are paid by the Company. The number of RSUs, in conjunction with the number of stock options, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to shareholders of outstanding and planned employee equity incentive awards.

Stock Option Plan	Common Shares issued from treasury

Promotes a share ownership perspective among executives, encourages executive retention, encourages executives to generate sustained share price growth over the longer term (i.e. five years) and aligns executives’ interests with shareholders’ interests through participation in share price appreciation.

Under the Company’s Amended Stock Option Plan, grants of Options are typically made upon the commencement of an executive’s employment with the Company based on the executive’s experience, skill set and level of responsibility within the Company. Additional grants may be made annually at the discretion of the Board based on the individual’s contribution to corporate performance, as well as the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the Market Price. The Board also has the discretion to determine the term of Options, which is not to exceed ten years (subject to any extension of the expiry date of any Options during a Blackout Period in accordance with the terms of the plan), and vesting provisions, which, with respect to Options granted to the CEO on or after May 8, 2018, must not be less than rateably over five years.

Pension, Benefits and Perquisites

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance and life insurance), which are substantially the same as those provided to all other employees of the Company. From time to time, the Compensation Committee reviews the Company’s benefit programs, to ensure continued alignment with market practices. The Company offers only limited perquisites to the Named Executive Officers, and only where the Compensation Committee, upon review of competitive practice from time to time, believes such perquisites are market competitive and promote the retention of the Named Executive Officers or promote the efficient performance of the Named Executive Officers’ duties. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for Named Executive Officers.

Target Executive Pay Mix

Each of our NEOs receives a combination of the three main elements of pay: salary; STI; and equity-based incentives (stock options and RSUs), with only annual salary being a guaranteed form of compensation and the other two elements being “at-risk” and variable, based on both annual and long-term corporate performance. The “at-risk” component of total compensation is roughly 80% for our CEO and roughly 70% for the remaining NEOs. For 2019, a minimum of 50% of the target value of long-term incentives for our NEOs will be awarded 100% performance-contingent PSUs (see “Compensation Changes for 2019” below).

2018 Compensation Details

Base Salaries

NEO salaries for the financial year ended December 31, 2018 were generally maintained at the prior year’s levels.

Short-Term Incentive Award Determination

Target incentive levels under the STI for 2018 performance for the NEOs were as follows:

Name	2018 Annual Base Salary ($)	Target (%) of Annual Base Salary)	Target ($)
Clive Johnson	1,200,000	150%	1,800,000
Michael Cinnamond	550,000	75%	412,500
Roger Richer	550,000	75%	412,500
Tom Garagan	550,000	75%	412,500
Dennis Stansbury	500,000	75%	375,000
William Lytle	550,000	75%	412,500

Actual awards may be above or below target based on performance outcomes. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and to 200% (if the performance target is exceeded by a specified amount).

In December 2017, corporate objectives were selected to reflect the Company’s top priorities for success in 2018. In March 2019, after financial and operating results were finalized, the Compensation Committee met to assess corporate performance and determine annual bonuses to employees, including executive officers of the Company.

		Performance Range			Actual Result
Category	Category	Threshold	Target	Stretch
Operations	Gold Production (ounces)[2]	910,000	930,000	950,000	953,504
	Cash Operating Costs[3]	$550	$530	$505	$495
	All-In Sustaining Costs[2]	$830	$810	$780	$758
Financial (millions)	Consolidated Revenue	$1,050	$1,100	$1,150	$1,225
Shareholder	Relative Share Price Performance (versus the Global Gold Index)	50th percentile vs. Index			Outperformed by 6.28%

____________________________
2 Actual and projected production results presented in this Information Circular reflect total production at the mines we operate on a 100% basis. As described in the Company’s Annual Information Form dated March 19, 2019, we do not hold a 100% interest in all of such mines.

3 Cash Operating Costs and AISC are performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company’s consolidated financial statements. Cash Operating Costs are derived from amounts included in the statement of operations, and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The Company defines All-In Sustaining Costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure. Readers should refer to the Company’s Management Discussion and Analysis for the year ended December 31, 2018 available under the Company’s corporate profile on SEDAR at www.sedar.com for a more detailed discussion of how the Company calculates such measures and a reconciliation to IFRS terms.

		Performance Range			Actual Result
Category	Category	Threshold	Target	Stretch
Development	Fekola: Increase resources via exploration drilling in 2018		Significant increase to Indicated Mineral Resource estimate to 5,243,000 oz au, and an Inferred Mineral Resource estimate total of 1,370,000 oz au
	Complete Expansion Study to extend Life of Mine for El Limon		Expansion study found significant LOM gains combined with higher gold production and lower AISC
	El Limon Central Pit Development			Mine permit granted and development of new Central Pit started, despite civil unrest disruptions and blockades

In evaluating 2018 corporate performance, upon consultation with management, the Compensation Committee considered the performance related results achieved by the Company in 2018, both within the context of the goals and objectives set in December 2017 and the macroeconomic factors impacting the gold sector globally. Based on its assessment of the 2018 corporate achievements outlined above (all operational and financial results at, or above, the stretch levels outlined in the scorecard), each NEO’s individual performance and relevant macroeconomic factors, the Compensation Committee determined that a maximum performance rating of 200% of target was warranted for 2018 performance and the Board supported the recommendations of the Compensation Committee for the following STI awards:

Name	Short-Term Incentive Award
Clive Johnson	3,600,000
Michael Cinnamond	825,000
Roger Richer	825,000
Tom Garagan	825,000
Dennis Stansbury	750,000
William Lytle	825,000

Long-Term Incentive Compensation – Stock Options and Restricted Share Units

For long-term incentive awards granted in 2018, the Compensation Committee determined that awards for most executive officers would comprise a balanced weighting (50/50) of both stock options and RSUs balance the performance orientation, yet more dilutive nature, of the stock option awards with less dilutive RSUs. Please see the table under “Outstanding Share-based Awards and Option-based Awards” below for details of the awards made to the NEOs during 2018.

Compensation Changes for 2019

For 2019, the Compensation Committee is introducing the PSU Plan for executive officers, including the NEOs. Subject to approval by the Shareholders of the PSU Plan Resolution, the PSU plan will ultimately comprise a minimum 50% weighting of the NEOs’ annual equity incentive awards, replacing a commensurate value of the existing stock option and RSU awards. A portion of the PSUs that will be awarded to executives in 2019 will vest on the third anniversary of the date of grant, with the number of PSUs ultimately vesting ranging from 0 – 200% of the number awarded, contingent upon the Company’s performance versus 1 – 3 key performance indicators (“KPIs”) that the Compensation Committee determines at the time of award. For 2019, the Compensation Committee has determined that, among other potential KPIs under consideration, a portion of the PSUs will vest based on the Company’s relative total shareholder return (“RTSR”) against the S&P/TSX Global Gold Index, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	Upper Quartile	200%
Target	RTSR at 75th percentile	100%
Below Target	RTSR at 50th percentile	75%
Threshold	RTSR at 25th percentile	50%
Below Threshold	RTSR below 25th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above. For more details regarding the PSU Plan, please see “Approval of the Performance Share Unit Plan” above.

For 2019, the Company is also introducing a policy that provides for an annual advisory shareholder vote on the Company’s approach to executive compensation, known as ‘‘Say on Pay’’. At the Meeting, the Shareholders of the Company will be asked to pass a non-binding advisory resolution on the acceptance of the Company’s approach to executive compensation in 2018. It is intended that this vote will continue on an annual basis. See “Advisory Vote on Executive Compensation” above.

Other than the compensation changes for 2019 disclosed above, there have been no additional changes to the Company’s approach or philosophy surrounding executive compensation that impact the information disclosed under “Compensation Discussion and Analysis”.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares on January 1, 2014 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The graph also shows the relationship between Shareholder value and total compensation for the NEOs over the same period, for the purposes of comparing compensation to performance.

Due to the heavy emphasis of at-risk pay in our compensation program for executive officers, including the focus on options and RSUs to further align executive compensation with shareholders’ experience, total compensation for our Named Executive Officers increases and decreases in alignment with shareholder returns over the past 5 years.

	2014	2015	2016	2017	2018
S&P/TSX Composite Index	$100	$92	$111	$121	$110
S&P/TSX Global Gold Index	$100	$90	$136	$137	$133
B2 Gold Corp.	$100	$74	$168	$204	$210
Total NEO Compensation	$9,150,035	$8,496,819	$12,519,873	$14,419,361	$19,276,348

Note when viewing the chart above that the total compensation for each year represents the aggregate of the total compensation for the Named Executive Officers as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock options and RSUs.

Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company’s three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share- based awards ($) (4)	Option- based awards ($)(5)	Non-equity incentive plan compensation ($)		All other compen- sation(1) ($)	Total compen- sation ($)
					Annual incentive program(7)	Long-term incentive plans
Clive Johnson, President and CEO	2018 2017 2016	1,200,000 1,200,000 1,000,000	2,700,000 2,500,000 3,000,000	Nil Nil 300,696	3,600,000 1,800,000 1,000,000	Nil Nil Nil	5,450(3) 5,100(3) 5,100(3)	7,505,450 5,505,100 5,305,796
Michael Cinnamond Senior Vice President of Finance and CFO	2018 2017 2016	550,000 550,000 500,000	1,000,000 700,000 400,000	Nil Nil 200,464	825,000 550,000 500,000	Nil Nil Nil	5,450(3) 5,100(3) 5,810(2)	2,380,450 1,805,100 1,606,274

Roger Richer Executive Vice President, General Counsel and Secretary	2018 2017 2016	550,000 550,000 500,000	1,000,000 700,000 400,000	Nil Nil Nil	825,000 550,000 500,000	Nil Nil Nil	5,450(3) 5,100(3) 5,100(3)	2,380,450 1,805,100 1,405,100
Tom Garagan Senior Vice President of Exploration	2018 2017 2016	550,000 550,000 500,000	1,000,000 700,000 400,000	Nil Nil Nil	825,000 550,000 500,000	Nil Nil Nil	5,450(3) 5,100(3) 6,118(2)	2,380,450 1,805,100 1,406,118
Dennis Stansbury Senior Vice President of Engineering and Project Evaluations	2018 2017 2016	500,000 500,000 475,000	1,000,000 600,000 300,000	Nil Nil Nil	750,000 500,000 475,000	Nil Nil Nil	Nil Nil Nil	2,250,000 1,600,000 1,250,000
William Lytle Senior Vice President, Operations(6)	2018 2017 2016	550,000 550,000 475,000	1,000,000 700,000 760,178	Nil 98,113 200,464	825,000 550,000 475,000	Nil Nil Nil	6,627(3) 5,948(2) 1,221(2)	2,381,627 1,904,061 1,911,863

Notes:

(1)	All other compensation is comprised of parking costs and/or fitness program membership allowance.
(2)	Comprised of parking and fitness membership allowance only.
(3)	Comprised of parking only.
(4)

All share-based incentive awards listed in the table above for the years ended December 31, 2018 and December 31, 2017 reflect a dollar amount of RSUs that have been allocated to each Named Executive Officer under the Amended RSU Plan for services performed for such year, as applicable, but were granted on July 12, 2018 and April 4, 2019, respectively. Fair value of the RSUs was calculated using the volume weighted average trading price of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such allocation.

(5)

The “grant date fair value” of option-based awards has been determined by using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions:

	2016	2017	2018
Expected volatility	61.8%	61.5%	Nil
Expected life of Option	3.2 years	3.2 years	Nil
Risk-free interest rate	0.75%	0.78%	Nil

The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.
(6)	Mr. Lytle served as Vice President, Africa until February 22, 2016 when he was promoted to Senior Vice President, Operations.
(7)

Cash bonus, paid in March 2019, for services performed for the financial year ended December 31, 2018. Cash bonuses are paid in March of the year following the fiscal year in which the non-equity incentive payment relates to..

Incentive Plan Awards

The Named Executive Officers are eligible for grants of RSUs under the Amended RSU Plan and grants of stock options under the Amended Stock Option Plan. Each of the Amended RSU Plan and the Amended Stock Option Plan was re-approved by Shareholders at the Company’s annual general and special meeting held on June 8, 2018. For details of the Company’s Amended RSU Plan and the Amended Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Restricted Share Unit Plan” and “Securities Authorized for Issuance Under Equity Compensation Plans - Stock Option Plan” in this Information Circular.

Amended Stock Option Plan

The Company has adopted the Amended Stock Option Plan, a broadly-based employee stock option plan. The Amended Stock Option Plan was designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. Under the Amended Stock Option Plan, Non-Employee Directors are no longer eligible to participate in the Amended Stock Option Plan and will instead participate only in the Company’s Deferred Share Unit Plan (the “DSU Plan”). The Compensation Committee believes that the Amended Stock Option Plan aligns the interests of the officers of the Company with Shareholders by linking a component of executive compensation to the long term performance of the Common Shares. When considering the grant of options to the Company’s executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer’s position and length of service with the Company; and previous grants of options to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding number of options and RSUs under both plans.

For more information on the Amended Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans - Stock Option Plan”.

Amended RSU Plan

The Company also has in place the Amended RSU Plan that was adopted in 2011 and most recently amended by Shareholders on June 8, 2018. Each RSU entitles the holder, subject to the terms of the Amended RSU Plan, to receive a payment in fully-paid Common Shares. Presently, pursuant to the Amended RSU Plan, unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, although the Compensation Committee has the authority to determine other vesting periods for RSUs granted, provided that the vesting periods for RSUs granted after June 8, 2018 will be the minimum periods permitted under the Amended RSU Plan.

RSUs may be granted by the Company’s Compensation Committee, which has been appointed to administer the Amended RSU Plan to executive officers and employees of the Company. Under the Amended RSU Plan, Non-Employee Directors are no longer eligible to participate in the Amended RSU Plan and instead may participate only in the DSU Plan. When considering the grant of RSUs to the Company’s executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer’s position and length of service with the Company; and previous grants of RSUs to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding number of RSUs and options under both plans.

For more information on the Amended RSU Plan, see “Securities Authorized for Issuance under Equity Compensation Plans - Restricted Share Unit Plan”.

Non-employee directors are eligible for grants of Deferred Share Units (“DSUs”) under the DSU Plan.

Deferred Share Unit Plan

On December 13, 2017, the Board approved a cash-settled DSU Plan. Pursuant to the terms of the DSU Plan, the Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (each an “Eligible Person”) is eligible to participate in the DSU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others:

Grant of DSUs

•

The Board may grant DSUs to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a “Participant”). The number of DSUs to be credited to a Participant’s account, and the date on which such DSUs will be credited to such Participant’s account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

Election to Receive DSUs

•

A Participant may elect to receive 50% or 100% of such Participant’s total cash compensation earned in the applicable financial year (the “Elected Amount”) in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant’s account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant’s account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

Dividend Equivalents

•

On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with “dividend equivalent” DSUs, calculated in accordance with the terms of the DSU Plan.

Termination of Service

•

On the applicable redemption date, the Company will pay a Participant who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs recorded to such Participant’s account, net of any applicable withholding tax.

•

In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant’s death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant’s account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

Outstanding Option-based and Share-based Awards

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs granted under the Amended RSU Plan) and the option-based awards (comprised of stock options granted under the Amended Stock Option Plan) outstanding as at December 31, 2018.

Outstanding Share-based Awards and Option-based Awards
Name	Option-based Awards				Share-based Awards(3)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested(2) ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Clive Johnson	2,000,000 2,300,000 300,000	$1.12 $2.00 $3.13	04-Feb-2021 29-Mar-2020 27-Nov-2021	$5,740,000 $4,577,000 $258,000	762,194	$3,041,154	$0.00
Michael Cinnamond	402,000 300,000 200,000	$1.12 $2.00 $3.13	04-Feb-2021 29-Mar-2020 27-Nov-2021	$1,153,740 $597,000 $172,000	174,511	$696,299	$0.00
Roger Richer	400,000 200,000	$1.12 $2.00	04-Feb-2021 29-Mar-2020	$1,148,000 $398,000	174,511	$696,299	$0.00
Thomas Garagan	475,000 150,000	$1.12 $2.00	04-Feb-2021 29-Mar-2020	$1,363,250 $298,500	174,511	$696,299	$0.00
Dennis Stansbury	600,000 700,000	$1.12 $2.00	04-Feb-2021 29-Mar-2020	$1,722,000 $1,393,000	145,792	$581,710	$0.00
William Lytle	204,000 132,000 200,000 60,000	$1.12 $2.00 $3.13 $3.44	04-Feb-2021 29-Mar-2020 27-Nov-2021 05-June-2022	$585,480 $262,680 $172,000 $33,000	174,511	$696,299	$0.00

Notes:

(1)

The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2018, which was $3.99, and the option exercise price, by the number of outstanding options (both vested and unvested). Where the difference is negative, the options are not in-the-money and no value is reported.

(2)	Market value of the RSUs was calculated by multiplying the number of unvested RSUs by the market value of the closing price of the underlying shares on December 31, 2018, which was $3.99.
(3)

This table sets forth all RSUs that have been granted to each Name Executive Officer and are outstanding as at December 31, 2018. Please see “Summary Compensation Table” for a summary of all compensation earned by each Named Executive Officer of the Company.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year
Name	Option-based Awards		Share-based Awards(3)		Non-equity Incentive Plan Compensation - Value Earned During The Year
	Number of Securities Underlying Options Vested	Value Vested During the Year(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year(2)
Clive Johnson	782,000	$2,039,320	265,252	$893,899	Nil
Michael Cinnamond	272,000	$643,960	35,367	$119,187	Nil
Roger Richer	204,000	$585,480	35,367	$119,187	Nil
Thomas Garagan	204,000	$585,480	35,367	$119,187	Nil
Dennis Stansbury	204,000	$585,480	26,525	$89,389	Nil
William Lytle	302,000	$660,460	35,367	$119,187	Nil

Notes:

(1)

The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2018, which was $3.99, and the option exercise price, by the number of options that vested during the year.

(2)

These figures represent the value vested in the RSUs held by the Named Executive Officers during the year ended December 31, 2018. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

(3)

This table sets forth the value of all RSUs vested during the year ended December 31, 2018. Please see “Summary Compensation Table” for a summary of all compensation earned by each Named Executive Officer of the Company.

Deferred Compensation Plans

The Company does not have a deferred compensation plan in respect of its Named Executive Officers.

Summary of Named Executive Officer Employment Agreements

The Company has entered into executive employment agreements with each of the NEOs as of the date of the original agreements below. The executive employment agreements continue indefinitely until terminated in accordance with the terms thereof and the annual salary prescribed thereunder is subject to annual review. The NEOs are entitled to participate in and receive all rights and benefits under any benefit plans maintained by the Company for employees generally.

Name	Position	Date of Employment Agreement	Annual Salary
Clive Johnson	President and CEO	October 22, 2007	$1,200,000
Michael Cinnamond	Senior Vice President, Finance and CFO	July 1, 2013	$550,000
William Lytle	Senior Vice President, Operations	December 1, 2010	$550,000
Roger Richer	Executive Vice President, General Counsel and Secretary	October 22, 2007	$550,000
Thomas Garagan	Senior Vice President, Exploration	October 22, 2007	$550,000
Dennis Stansbury	Senior Vice President, Engineering and Project Evaluations	October 22, 2007	$500,000

Termination and Change of Control Benefits

Pursuant to the employment agreements entered into between the Company and each Named Executive Officer, the Named Executive Officers are entitled to compensation from the Company in the event of termination without cause or resignation for “good cause”. In the event that a Named Executive Officer’s employment agreement is terminated by the Company without cause, or a Named Executive Officer resigns on two weeks’ notice for “good cause”, the Company must pay a severance payment to such Named Executive Officer, within 14 days of the date of termination, equal to 12 months’ annual salary as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to the average of annual short term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short term incentive bonus compensation includes cash bonus awards and the cash value of restricted share unit bonus awards.

For purposes of the employment agreements, the definition of “good cause” means the occurrence of any of the following: (i) the assignment of substantially new or different duties inconsistent with the employee’s position; (ii) a material reduction in the employee’s responsibilities; (iii) a reduction in the employee’s annual salary; (iv) a failure by the Company to continue the employee’s participation in the Company’s benefits and incentive plans (if any); (v) a reduction in entitlement to paid vacation days; (vi) a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or (vii) any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement also provides that in the event of a change of control of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer’s annual salary, as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to two times the average of annual short term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short term incentive bonus compensation includes cash bonus awards and the cash value of restricted share unit bonus awards. Such compensation is required to be paid as soon as practicable following the Named Executive Officer’s date of resignation. In addition, upon the announcement of a transaction that, if completed, would result in a change of control, all options to purchase Common Shares of the Company that have been granted but not yet vested shall be deemed to be fully vested and exercisable by the Named Executive Officer.

For the purposes of the employment agreements, a “change of control” means: (i) the acquisition of Common Shares by a person or group of persons acting jointly or in concert that, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the Common Shares; (ii) the removal of more than 50% of the incumbent Board of Directors of the Company, or the election of a majority of the directors to the Board of Directors of the Company that were not nominees of the Board of Directors at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; or (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination without cause, including resignation for “good cause”, or within 18 months of a change of control, assuming termination on December 31, 2018.

Termination of Employment Without Cause

Name	Annual salary(1) ($)	All other compensation(2) ($)	Total ($)
Clive Johnson	1,200,000	4,893,109	6,093,109
Michael Cinnamond	550,000	1,368,543	1,918,543
Roger Richer	550,000	1,350,902	1,900,902

Name	Annual salary(1) ($)	All other compensation(2) ($)	Total ($)
Tom Garagan	550,000	1,352,486	1,902,486
Dennis Stansbury	500,000	1,243,863	1,743,863
William Lytle	550,000	1,488,730	2,038,730

Notes:

(1)	Equal to 12 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2018.
(2)

Equal to: (i) 12 months’ specified benefits, including provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date.

Termination of Employment Following Change of Control

Name	Annual salary(1) ($)	All other compensation(2) ($)	Total ($)
Clive Johnson	2,400,000	9,786,219	12,186,219
Michael Cinnamond	1,100,000	2,737,085	3,837,085
Roger Richer	1,100,000	2,701,804	3,801,804
Tom Garagan	1,100,000	2,704,971	3,804,971
Dennis Stansbury	1,000,000	2,487,726	3,487,726
William Lytle	1,100,000	2,977,460	4,077,460

Notes:

(1)	Equal to 24 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2018.
(2)

Equal to (i) 24 months’ specified benefits, including provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to two times the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date.

Director Compensation

As described above under “Share Ownership Guidelines”, on May 7, 2019, the Board approved and implemented share ownership guidelines to ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company’s Shareholders. For the Company’s directors, each director is required to own Common Shares having an aggregate value equal to three (3) times of the then current total annual retainer payable to the directors of the Company. Compliance with the Ownership Requirement is expected to be satisfied by each individual not later than: (i) five (5) years after their appointment or election to the Board, as applicable and (ii) two (2) years after the adoption of these guidelines. In the event of an increase in an individual’s annual retainer following such five (5) year period, he or she will have one (1) year from the date of such increase to satisfy the increased Ownership Requirement. Since non-executive directors of the Company are eligible to participate in the DSU Plan, DSUs granted to such directors are also used in determining their Ownership Requirement. Once an individual’s level of Common Share ownership satisfies the applicable Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to these share ownership guidelines.

As seen in the table below, all of the Company’s directors currently meet and most vastly exceed, the applicable Ownership requirement.

Director	Shareholding Requirement	Current Shareholdings
		# of Common Shares	# of DSUs	Total Value[1]	Multiple of Retainer
Robert Cross	3x Annual Retainer	221,660	144,054	$1,351,141	6.8x
Robert Gayton	3x Annual Retainer	299,000	123,081	$1,559,390	13x
Jerry Korpan	3x Annual Retainer	2,600,000	100,541	$9,977,225	83.1x
Kevin Bullock	3x Annual Retainer	91,000	100,541	$707,654	5.9x
George Johnson	3x Annual Retainer	500,000	148,389	$2,395,491	20x
Bongani Mtshisi	3x Annual Retainer	22,800	125,510	$547,935	4.6x
Robin Weisman	3x Annual Retainer	2,000	100,541	$378,841	3.2x

1The values in the column were calculated by adding the number of Common Shares and the number of DSUs and multiplying by the volume weighted average trading price of the Common Shares for the 20 trading days prior to the Record Date.

Compensation of directors has been determined by taking into consideration the size and stage of development of the Company and to achieve the objectives of retaining skilled, experienced and dedicated directors. The Compensation Committee periodically reviews the adequacy and form of compensation of the directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective director. In 2018, Lane Caputo provided a review of current market practices regarding director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for directors.

Effective January 1, 2018 and for the year ended December 31, 2018, the independent directors of the Company were eligible for annual retainers as per the following schedule:

Role	Annual Retainer ($)
Board Member	120,000
Chairman of the Board (additional retainer)	80,000
Chairman of the Audit or Compensation Committees (additional retainer)	30,000
Chairman of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	20,000
Chairman of the Corporate Governance & Nominating Committee (additional retainer)	10,000
Member of the Audit Committee (additional retainer)	10,000
Member of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	10,000

Other than the foregoing, no additional cash fees are paid to any of the directors for board or committee involvement. Directors are reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as directors and are also eligible in the DSU Plan.

On December 13, 2017, the Board approved the DSU Plan to provide non-employee directors of the Company with an opportunity to participate in the long term success of the Company and to promote a greater alignment of interests between the directors and shareholders of the Company. With the adoption of the DSU Plan, directors are no longer eligible to participate in the Stock Option and RSU Plans. As at December 31, 2018, 516,013 DSUs have been granted to non-employee directors under the DSU Plan. In addition, subsequent to December 31, 2018, 315,435 DSUs were granted to non-employee directors under the DSU Plan for services performed during the year ended December 31, 2018.

As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above.

Director Compensation Table

During the year ended December 31, 2018, directors of the Company who are not also Named Executive Officers accrued a total of 1,060,000 in annual retainers. As at December 31, 2018, directors who are not also Named Executive Officers held options to purchase an aggregate of 1,352,500 Common Shares, which equates to 0.14% of the Company’s issued and outstanding Common Shares, at exercise prices ranging from $1.12 to $3.15 per common share. As at December 31, 2018, 516,013 DSUs have been granted to non-employee directors under the DSU Plan. In addition, subsequent to December 31, 2018, 315,435 DSUs were granted to non-employee directors under the DSU Plan for services performed during the year ended December 31, 2018.

The following table sets out all amounts of compensation for directors who are not also Named Executive Officers for the year ended December 31, 2018. Directors who are also Named Executive Officers of the Company are not entitled to any compensation for their services as a director.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total(3) ($)
Robert Cross	250,000	200,000	Nil	Nil	Nil	450,000
Robert Gayton	150,000	150,000	Nil	Nil	Nil	300,000
Jerry Korpan	140,000	150,000	Nil	Nil	Nil	290,000
Bongani Mtshisi	130,000	150,000	Nil	Nil	Nil	280,000
Kevin Bullock	120,000	150,000	Nil	Nil	Nil	270,000
George Johnson	140,000	150,000	Nil	Nil	Nil	290,000
Robin Weisman	130,000	150,000	Nil	Nil	Nil	280,000

Notes:

(1)

Represents aggregate cash fees earned as directors of the Company, for the year ended December 31, 2018. Directors may elect to receive a percentage of their compensation in DSUs instead of cash. The amounts referenced in the “Fees Earned” column are the fees the directors elected to receive in cash and the amounts directors elected to receive in DSUs instead of cash, as applicable.

(2)

All share-based awards listed in the table above consists of DSUs that have been granted to each director under the DSU Plan for services performed for the year ended December 31, 2018, in addition to fees earned, see “Deferred Share Unit Plan” in this Information Circular. Calculation for DSUs is based on number of DSU’s times the 5-day VWAP for the period ending on the date of such allocation.

(3)	The table outlines the compensation paid to directors as per the discussion above. Committee positions for each director are outlined on pages 49 to 52 of this Information Circular.

Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets out, for each director who is not also a Named Executive Officer, the share-based awards (comprised of RSUs granted under the Amended RSU Plan and DSUs granted under the DSU Plan) and the option-based awards (comprised of stock options granted under the Amended Stock Option Plan) outstanding as at December 31, 2018. As noted under “Deferred Share Unit Plan” in this Information Circular, non-executive directors of the Company may elect to receive a portion of their compensation in DSUs instead of cash. In accordance with the terms of the DSU Plan, the DSUs are not redeemable and are not payable until such director is no longer a member of the Board of Directors.

Outstanding Share-based Awards and Option-based Awards
Name(3)	Option-based Awards				Share-based Awards
	Number of Securities Under-lying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($) (2)
Robert Cross	100,500 85,000	$1.12 $2.00	04-Feb-2021 29-Mar-2020	$288,435 $169,150	Nil	Nil	$359,100
Robert Gayton	100,000 100,000	$1.12 $3.15	04-Feb-2021 29-Apr-2019	$287,000 $84,000	Nil	Nil	$309,951
Jerry Korpan	100,000 100,000 100,000	$1.12 $2.00 $3.15	04-Feb-2021 29-Mar-2020 29-Apr-2019	$287,000 $199,000 $84,000	Nil	Nil	$239,400
Bongani Mtshisi	100,000	$3.15	29-Apr-2019	$84,000	Nil	Nil	$300,543
Kevin Bullock	67,000 100,000 100,000	$1.12 $2.00 $3.15	04-Feb-2021 29-Mar-2020 29-Apr-2019	$192,290 $199,000 $84,000	Nil	Nil	$239,400
George Johnson	300,000	$2.00	29-Mar-2020	$597,000	Nil	Nil	$371,098
Robin Weisman	Nil	Nil	Nil	Nil]	Nil	Nil	$239,400

Notes:

(1)

The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2018, which was $3.99, and the option exercise price, by the number of outstanding options (both vested and unvested). Where the difference is negative, the options are not in-the-money and no value is reported.

(2)

Includes value of DSUs which have been granted to each director under the DSU Plan for services performed for the year ended December 31, 2018, calculated based on the $3.99 closing price of the Common Shares on the TSX on December 31, 2018.

(3)	As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above.

Incentive Plan Awards - Value Vested or Earned During the Year

Options granted to the directors of the Company vest over a two to three year period. Because the exercise price of options at the time of grant is set at or above the market price of the Company’s Common Shares on the grant date, the value of these incentive stock option grants at time of grant is $Nil.

The following table sets forth, for each director who is not also a Named Executive Officer, the value of all incentive plan awards vested during the year ended December 31, 2018. The value vested during the year represents the cumulative excess of the fair market price over the stock option grant price on the vesting date for all stock options that vested during 2018 whether or not they were exercised by the director.

Incentive Plan Awards – Value Vested or Earned During the Year
Name(3)	Option-based Awards		Share-based Awards(4)		Non-equity Incentive Plan Compensation - Value Earned During The Year
	Number of Securities Underlying Options Vested (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)
Robert Cross	51,000	146,370	Nil	Nil	Nil
Robert Gayton	34,000	97,580	Nil	Nil	Nil
Jerry Korpan	34,000	97,580	Nil	Nil	Nil
Bongani Mtshisi	34,000	97,580	Nil	Nil	Nil
Kevin Bullock	67,000	162,370	Nil	Nil	Nil
George Johnson	Nil	Nil	Nil	Nil	Nil
Robin Weisman	Nil	Nil	Nil	Nil	Nil
.

Notes:

(1)

The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2018, which was $3.99 and the option exercise price, by the number of options that vested during the year.

(2)

These figures represent the total value vested in the RSUs held by the directors, during the year ended December 31, 2018. Fair value of the RSUs were calculated by multiplying the number of vested RSUs, by the market value of the underlying shares on the vesting date.

(3)

As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above.

(4)

As noted under “Deferred Share Unit Plan”, non-executive directors of the Company participate in the Company’s DSU Plan. For information relating to the DSUs that have been granted to each director under the DSU Plan for services performed for the year ended December 31, 2018, please see “Executive Compensation – Director Compensation” in this Information Circular. In accordance with the terms of the DSU Plan, DSUs held by directors pursuant to the DSU Plan are not redeemable and are not payable until such director is no longer a member of the Board of Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information and Burn Rate Information

The following table provides certain information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2018:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by shareholders	Options: 66,987,248 RSUs: 2,053,700	2.96 3.41	5,517,022 5,011,783
Equity compensation plans not approved by shareholders (1)	N/A	N/A	N/A

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Total	69,040,948		10,528,805

Notes:

(1)

Represents Common Shares issuable under the Amended Stock Option Plan and the Amended RSU Plan. Additional information can be found under “Executive Compensation – Compensation Discussion & Analysis – Long Term Compensation”.

(2)

Represents Common Shares remaining available for future issuance under the Amended Stock Option Plan and the Amended RSU Plan. Pursuant to the Amended Stock Option Plan, as at December 31, 2018, the Company was authorized to issue up to 8.0% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, together with any Common Shares reserved for issuance under any other security based compensation arrangement of the Company pursuant to which Common Shares may be issuable. The number of Common Shares available for future issuance under the Amended Stock Option Plan as at December 31, 2018 was 5,517,022 and includes Common Shares that have not previously been reserved for an option grant and Common Shares underlying unexercised options that have expired or were terminated. The Company is also authorized to issue up to 20,000,000 RSUs under the Amended RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully-paid common share. The number of RSUs available for future issuance under the Amended RSU Plan as at December 31, 2018 was 5,011,783. Additional information can be found under “Executive Compensation - Compensation Discussion & Analysis – Long Term Compensation”. On May 7, 2019, the Board adopted the PSU Plan, subject to the receipt of Shareholder and regulatory approvals. As at the date of this Information Circular: (i) no PSUs have been granted under the PSU Plan; and (ii) if the PSU Plan Resolution is approved by Shareholders at the Meeting, 10,000,000 Common Shares would be available for grant under the PSU Plan, representing approximately 0.995% of the Company’s issued and outstanding share capital. As the maximum number of Common Shares reserved for issuance under all of the Company’s previously established and outstanding or proposed security based compensation may not exceed 8.0% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, if the PSU Plan Resolution is approved at the Meeting, the future grant of PSUs pursuant to the PSU Plan will potentially reduce the number of Options and RSUs available to be granted pursuant to the Amended Stock Option Plan and the Amended RSU Plan, respectively. For more details regarding the PSU Plan, please see “Approval of the Performance Share Unit Plan” in this Information Circular.

The following table sets out the annual burn rate percentages in respect of equity securities under the Company’s Amended Stock Option Plan and the Amended RSU Plan for the fiscal years ended 2018, 2017 and 2016 calculated in accordance with the TSX Company Manual:

	Annual Burn Rate(1) Security Based Compensation Arrangement
Security	2018	2017	2016
Options	2.57%	2.35%	1.64%
Restricted Share Units	0.15%	0.18%	0.22%

(1)

The burn rates for the Amended Stock Option Plan and the Amended RSU Plan (collectively, the “Plans”), as applicable, are calculated by dividing the number of securities granted under each of the Plans during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Stock Option Plan

The purpose of the Amended Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Amended Stock Option Plan increases the Company’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Amended Stock Option Plan.

At the Company’s most recent annual general and special meeting held on June 8, 2018, the Company’s Shareholders re-approved the Amended Stock Option Plan, which amended the Company’s then stock option plan dated May 7, 2015 that was previously approved by Shareholders on June 12, 2015 (the “2015 Stock Option Plan”). The Amended Stock Option Plan amended the 2015 Stock Option Plan by: (i) amending the expiry term of an Option that falls within or immediately after a Blackout Period (as defined in the Amended Stock Option Plan) such that, should the expiry date of a vested Option fall on, or within ten business days immediately following a Blackout Period, the expiry date of such vested Option or unexercised portion thereof shall be extended and shall expire on the 10th business day following the last day of the Blackout Period; (ii) making certain clerical and administrative changes to the 2015 Stock Option Plan; and (iii) in connection with such clerical and administrative changes, amending the amendment provision of the 2015 Stock Option Plan such that, the Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to make a change to the class of Eligible Persons which would have the potential of broadening or increasing participation by Insiders, or otherwise adding any Non-Employee Director to the class of Eligible Persons (as each such term is defined in the Amended Stock Option Plan). For more information on the nature of the amendments to the 2015 Stock Option Plan, all of which were approved by Shareholders on June 8, 2018, please see the Company’s management information circular dated May 14, 2018 (the “2018 Circular”) filed under the Company’s profile on SEDAR at www.sedar.com.

The Amended Stock Option Plan is a “rolling” stock option plan and is the current incentive stock option plan of the Company. As at December 31, 2018, there were 66,987,248 Options issued and outstanding under the Amended Stock Option Plan, representing approximately 6.73% of the Company’s issued and outstanding share capital as at that date. Under the Amended Stock Option Plan, and taking into account the issued Options as at December 31, 2018, together with: (i) the 5,011,783 RSUs which were available for grant under the Company’s Amended RSU Plan, representing approximately 0.504% of the Company’s then issued and outstanding share capital; and (ii) the 2,053,700 RSUs which had been granted and remained outstanding under the Amended RSU Plan, representing approximately 0.206% of the Company’s then issued and outstanding share capital, 5,517,022 Common Shares were available for future Option awards in accordance with the terms of the Amended Stock Option Plan, representing approximately 0.555% of the Company’s issued and outstanding share capital as at December 31, 2018.

A summary of the material terms of the Amended Stock Option Plan is set forth below and is subject to and qualified in its entirety by the provisions of such plan. Reference should be made to the provisions of the Amended Stock Option Plan, with respect to any particular provision described below.

•

Effective as of May 8, 2018, the eligible participants of the Amended Stock Option Plan, subject to all applicable laws, are certain directors, any officer, employee, or consultant of the Company or any of its associated, affiliated, controlled or subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended (each, a “Participant”).

•

The maximum number of Common Shares issuable pursuant to the Amended Stock Option Plan, together with the Common Shares issuable pursuant to all of the Company’s other previously established and outstanding or proposed security based compensation arrangements pursuant to which Common Shares may be issuable, in aggregate, which includes the Amended RSU Plan and, if approved by Shareholders at the Meeting, the PSU Plan (collectively “All Company Plans”), is a number equal to 8.0% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

•

The maximum number of Common Shares issuable to insiders pursuant to the Amended Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans will not exceed 8.0% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

•

The maximum number of Common Shares issuable to insiders within any one-year period pursuant to the Amended Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, in aggregate, will not exceed 8.0% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

•

The maximum number of Common Shares issuable to any one individual within any one-year period pursuant to the Amended Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

•	The vesting period of all options shall be determined by the Board of Directors, provided that:

o	Options granted to the Chief Executive Officer of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date;

o

if there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a “change of control” will have occurred for the purposes of the Amended Stock Option Plan;

o

in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below), for Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, Common Shares subject to each Option held by such Participant shall immediately vest and become purchasable on the date of such termination; and

o

in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below), should the person(s) acquiring control of the Company not agree to assume all of the obligations of the Company under the Amended Stock Option Plan, Common Shares subject to each Option held by each Participant shall immediately vest and become purchasable so as to permit the Participant to participate as a holder of Common Shares in the transaction to complete the change of control of the Company.

•

Options may be exercisable for a period of up to a maximum term of ten years from the grant date, such period to be determined by the Board of Directors, subject to any extension of the expiry date of any Options during a Blackout Period in accordance with the terms of the Amended Stock Option Plan, and the options are non- transferable and non-assignable, other than by will or the laws of descent and distribution.

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The Board of Directors shall fix the exercise price of each option at the time the option is granted, provided that such exercise price is not less than the closing market price on the last day Common Shares were traded prior to the grant date of such options or such other minimum price as may be required by the TSX.

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Options held by an individual who ceases to be employed by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or is removed from office or becomes disqualified from being a director will terminate immediately.

•

Options held by optionees who ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or ceases to be a director other than by reason of death, removal or disqualification, at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of: (i) 90 days after the optionee ceases active employment with the Company; (ii) 90 days after the date of delivery of written notice of retirement, resignation or termination; (iii) the expiration date fixed by the Board of Directors; or (iv) the date that the Option expires in accordance with its terms.

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In the event of death of an optionee, any Option held as at the date of death is immediately exercisable for a period of one (1) year after the date of death or prior to the expiry of the option term, whichever is sooner.

•

If a bona fide offer (the “Offer”) for Common Shares is made to an optionee, to Shareholders generally or to a class of Shareholders which includes the optionees, which Offer, if accepted in whole or in part, would result in the offeror acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, the Company shall, immediately upon receipt of the notice of the Offer, notify each optionee of the Offer with full particulars thereof; whereupon such Option may be exercised by the optionees so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the Offer.

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Options that expire unexercised or are otherwise cancelled will be returned to the Amended Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Amended Stock Option Plan.

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The Board of Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company, the Amended Stock Option Plan or the Shareholders, suspend, terminate, or discontinue the Amended Stock Option Plan at any time, except with respect to any Option then outstanding under the Amended Stock Option Plan.

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The Board may amend or revise the terms of the Amended Stock Option Plan or of any Option granted under the Amended Stock Option Plan and/or the option agreement relating thereto at any time without the consent of the optionees, provided that such amendment shall: (a) not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of the Amended Stock Option Plan; (b) be subject to any regulatory approvals including, where required, the approval of the TSX; (c) be subject to Shareholder approval, by law or the requirements of the TSX, provided that Shareholder approval shall not be required for the following amendments, without limitation: (i) are amendments of a “housekeeping” nature; (ii) change the vesting provisions of the Amended Stock Option Plan or any option; (iii) change the termination provisions of any option that does not entail an extension beyond the original expiration date (as such date may be extended as a result of a blackout period); and (iv) change the eligible participants of the Amended Stock Option Plan.

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The Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to: (a) increase the maximum percentage of Common Shares issuable by the Company pursuant to the Amended Stock Option Plan; (b) amend an Option grant to effectively reduce the exercise price or extend the expiry date; (c) make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders, or otherwise adding any non- employee director of the Company to the class of Eligible Persons; (d) add any form of financial assistance; (e) amend the Amended Stock Option Plan in order to permit Options to be transferable or assignable other than as provided for by the Amended Stock Option Plan; or (f) amend this provision of the Amended Stock Option Plan.

Restricted Share Unit Plan

The Company adopted the Amended RSU Plan for the benefit of certain directors, executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, who are the eligible participants of the Amended RSU Plan. Adoption of the Amended RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The Amended RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

At the Company’s most recent annual general and special meeting held on June 8, 2018, the Company’s Shareholders approved the Amended RSU Plan, which amended the Company’s then restricted share unit plan that was previously approved by Shareholders on June 12, 2015 (the “2015 RSU Plan”). The Amended RSU Plan amended the 2015 RSU Plan by: (i) increasing the maximum number of Common Shares issuable under the Amended RSU Plan to 20,000,000 (previously 15,000,000 Common Shares under the 2015 RSU Plan); (ii) making certain clerical and administrative changes to the 2015 RSU Plan; and (iii) in connection with such clerical and administrative changes, amending the amendment provision of the 2015 RSU Plan such that the Board, without approval by Shareholders by ordinary resolution, will not be entitled to make a change to the class of Designated Participants that would have the potential of broadening or increasing participation by Insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants (as each such term is defined in the Amended RSU Plan). For more information on the nature of the amendments to the 2015 RSU Plan, all of which were approved by Shareholders on June 8, 2018, please see the Company’s 2018 Circular filed under the Company’s profile on SEDAR at www.sedar.com.

RSUs may be granted by the Company’s Compensation Committee (for the purposes of this section, the “Committee”), which was appointed to administer the Amended RSU Plan. As at December 31, 2018, 20,000,000 Common Shares were reserved for issuance pursuant to the Amended RSU Plan and (i) the Company had issued 14,988,217 RSUs under the Amended RSU Plan (representing approximately 1.508% of the Company’s then issued and outstanding share capital), (ii) 2,053,700 RSUs had been granted for which Common Shares had not yet been issued (representing approximately 0.207% of the Company’s then issued and outstanding share capital), and (iii) 5,011,783 RSUs remained available for grant under the Amended RSU Plan (representing approximately 0.504% of the Company’s then issued and outstanding share capital).

A summary of the material terms of the Amended RSU Plan is set forth below and is subject to and qualified in its entirety by the provisions of such plan. Reference should be made to the provisions of the Amended RSU Plan with respect to any particular provision described below.

Designated Participants

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Effective as of May 8, 2018, the designated participants of the Amended RSU Plan (the “Designated Participants”) are non-employee directors, executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended.

Awarding RSUs

•	The maximum number of Common Shares issuable under the Amended RSU Plan is 20,000,000 (representing 2.0% of the issued and outstanding share capital of the Company as at December 31, 2018).

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The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Amended RSU Plan, together with the Common Shares issuable pursuant to All Company Plans, is 8.0% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time.

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The maximum number of Common Shares issuable to insiders within any one year period pursuant to the Amended RSU Plan, together with All Company Plans, is 8.0% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time.

•	The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

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The Committee will credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby.

•	Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

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Unless otherwise determined by the Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, provided, however, in respect of RSUs granted after June 8, 2018, such vesting period shall be the minimum periods permitted for all RSU grants and the Committee shall not be permitted to reduce any such vesting period.

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In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the Compensation Committee, in its sole discretion, will determine whether or not any or all of the RSUs or any dividend equivalent RSUs shall be considered to have vested.

•	If a Designated Participant is terminated for cause or resigns without good reason, all of his or her RSUs will immediately expire as of the date of termination.

Redemption

•	Once fully vested, each RSU entitles the holder, subject to the terms of the Amended RSU Plan, to receive a payment of one fully-paid common share.

Change of Control

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If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the Amended RSU Plan.

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In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

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In the event of a change of control, should the person or group acquiring the Common Shares not agree to assume all of the obligations of the Company under the Amended RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

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Subject to the terms of the Amended RSU Plan, the Board may amend, suspend or terminate the Amended RSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

•	The Board may approve amendments relating to the Amended RSU Plan, without obtaining shareholder approval, to the extent that such amendment:

•	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

•	is an amendment relating to administration of the Amended RSU Plan and eligibility for participation under the Amended RSU Plan;

•	changes the terms and conditions on which RSUs may be or have been granted pursuant to the Amended RSU Plan, including change to the vesting provisions of the RSUs;

•	changes the termination provisions of an RSU or the Amended RSU Plan; or

•	is an amendment of a “housekeeping nature”.

•	Shareholder approval will be required for the following amendments to the Amended RSU Plan:

•	increasing the number of securities issuable under the Amended RSU Plan, other than in accordance with the terms of the Amended RSU Plan;

•

making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee director of the Company to the class of Designated Participants;

•	amending the restriction on transferability of RSUs;

•	permitting awards other than RSUs to be made under the Amended RSU Plan; and

•	deleting or reducing the amendments that require Shareholder approval under the Amended RSU Plan.

Adjustment

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In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the Amended RSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding RSUs.

B2Gold Incentive Plan

On June 29, 2007, the Company established the B2Gold Incentive Plan for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the B2Gold Incentive Plan at such time, Messrs. Johnson, Corra, Richer and Garagan, options to acquire 4,955,000 Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares was issued to the trustees of the B2Gold Incentive Plan at a price of $0.02 for gross proceeds of $99,100. On July 5, 2011, 1,000,000 Common Shares were issued out of the B2Gold Incentive Plan, on May 28, 2012, a further 500,000 Common Shares were issued out of the B2Gold Incentive Plan, on May 1, 2014 a further 750,000 Common Shares were issued out of the B2Gold Incentive Plan and on June 2, 2016, a further 1,000,000 Common Shares were issued out of the B2Gold Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year and as at the date hereof, there was no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries, or to another entity of which indebtedness the Company or any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding, owed by any current and/or former officers, directors and employees of the Company and its subsidiaries.

CORPORATE GOVERNANCE

The Board of Directors is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company’s corporate governance practices substantially comply with NP 58-201. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with NI 58-101, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of independent directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of eight directors. The Board of Directors considers seven of the eight current directors are independent in accordance with the definition of “independence” set out in National Instrument 52-110, Audit Committees (“NI 52-110”), as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE American.

The seven current directors that are considered to be independent are Robert Cross, Robert Gayton, Jerry Korpan, Bongani Mtshisi, Kevin Bullock, Robin Weisman, and George Johnson. Clive Johnson is not considered to be independent as he has a material relationship with the Company, namely his role as the President and Chief Executive Officer of the Company. Accordingly, the Board considers that a majority of the directors are independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, each of the members of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE American and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”).

The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate, and communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the Board. The Board believes that adequate procedures are in place to facilitate the functioning of the Board with a level of independence from the Company’s management.

Mr. Robert Cross, an independent director, is Chairman of the Board and presides as such at each Board meeting. The Chairman’s role involves reviewing items of importance for consideration and deliberation by the Board of Directors, providing leadership to the Board of Directors in discharging their mandate and managing the Board of Directors consistent with the corporate governance approach adopted by the Board from time to time.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Clive Johnson	• •	Vanadian Energy Corp. (formerly Uracan Resources Ltd.) BeMetals Corp.
Robert Cross	• •	Standard Lithium Ltd. Avalon Blockchain Inc. (formerly World Mahjong Limited)
Robert Gayton	• •	Amerigo Resources Ltd. Western Copper and Gold Corporation
Jerry Korpan	•	Nil
Kevin Bullock	•	Anaconda Mining Inc.
George Johnson	•	Hecla Mining Company
Bongani Mtshisi	•	Eco Atlantic Holdings Ltd.
Robin Weisman	•	INV Metals Inc.

The attendance record for each current director for all Board meetings and for committee meetings of which they are or were a member, held from January 1, 2018 to December 31, 2018 is set out below:

Notes:

(1)	Mr. Cross was replaced by Mr. Bullock on the AC on January 1, 2019.
(2)	Ms. Weisman joined the CGNC on January 1, 2019.

Board Charter and Position Descriptions

A copy of the Charter of the Board of Directors is attached as Schedule A.

The Board has developed written position descriptions for the Chairman of the Board and the chair of each committee of the Board. The responsibilities of the Chairman of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and Chief Executive Officer. The responsibilities of the President and Chief Executive Officer include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy, current issues with the Company, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business and will be advised by counsel to the Company of their legal obligations as directors of the Company.

The skill and knowledge of the Board of Directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board of Directors.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. A copy of the Code may be obtained from the Company’s website at www.b2gold.com. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

In addition to responding to any complaints or violations reported directly to Board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. The Company has developed a program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company sign this document on an annual basis and also certify compliance for the previous year.

The Board, through the Company’s Corporate Governance and Nominating Committee, is responsible for overseeing and monitoring compliance with the Code. Each director, officer and employee of the Company and all of its subsidiaries and any other entity controlled by the Company is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code.

Conflict of Interest Policy

As required under the BCBCA and the Company’s Articles:

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A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•

A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

Insider Trading Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy to assist directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company’s securities are listed. The policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

Disclosure Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy that supports the Company’s commitment to timely disclosure of material information. Among other matters, the policy sets out the Company’s disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts.

Whistleblower Policy

The Company has adopted a Whistleblower Policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chairman of the Audit Committee or the Chairman of the Board of Directors, of concerns relating to the Company’s accounting, internal controls or auditing matters.

Anti-Corruption Policy

The Company has adopted an Anti-Corruption Policy that prescribes standards of professional and ethical conduct for the Company’s representatives, including its directors, officers, employees, consultants and those indirectly representing the Company or any of its subsidiaries and affiliates. The policy prohibits any of the Company’s representatives from achieving results through violations of laws or regulations, or through unscrupulous dealings.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies as and when they arise. The Corporate Governance and Nominating Committee is currently comprised of Robert Cross (Chairman), Robert Gayton, Jerry Korpan, and Robin Weisman, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations and the rules of the TSX and NYSE American. Prior to making a nomination, the Corporate Governance and Nominating Committee considers the balance of skills, knowledge and experience on the Board and, in light of this prepares a description of the role and capabilities required for a particular appointment. Taking this into account, the Corporate Governance and Nominating Committee identifies suitable candidates by considering candidates from a wide range of backgrounds based on merit and against objective criteria and taking care that appointees have enough time to devote to the position.

The Corporate Governance and Nominating Committee also reviews the structure, size, effectiveness, and composition required of the Board compared to its current position and makes recommendations to the Board with regard to any changes. The Corporate Governance and Nominating Committee also annually assesses directors and makes recommendations to the Board concerning the re-election of any director at the conclusion of their specified term of office and the continuation in office of any director, having due regard to their performance and ability to continue to contribute to the Board. Further, the Corporate Governance and Nominating Committee, in accordance with the Company’s Majority Voting Policy, considers and makes recommendations as to the acceptance of resignations tendered by directors under such policy. The Corporate Governance and Nominating Committee also recommends individual directors to the Board to serve as members or chairs of the Audit Committee and the Compensation Committee and any other committees established by the Board from time to time. The Corporate Governance and Nominating Committee ensures that new directors are formally advised as to what is expected of them and makes recommendations respecting orientation of new Board members and ongoing education of all Board members.

In addition to its nomination function, the Corporate Governance and Nominating Committee is responsible for establishing and reviewing the Company’s corporate governance practices as well as reviewing and assessing the Company’s ongoing compliance with the various securities and regulatory authorities that govern it, as well as ensuring that the Company continues to conduct itself in a manner appropriate for that of a public company in accordance with its corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for the development of the Code, for monitoring compliance with the Code, and for reviewing and resolving any issues regarding conflicts of interest in accordance with the Code.

Compensation

The Board of Directors has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee reports formally to the Board by making recommendations on individual officer compensation to the Board for its approval.

The Compensation Committee charter provides that the Compensation Committee must consist of at least two members, all of whom must be independent within the meaning of applicable legal and regulatory requirements, subject to any exemptions or relief that may be granted from such requirements. The Compensation Committee is currently comprised of Robert Cross (Chairman), Robert Gayton and Bongani Mtshisi, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations and the rules of the TSX and NYSE American.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to directors of comparable public companies.

The Company has adopted a written charter for the Compensation Committee that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, the Compensation Committee, among other things:

  recommends to the Board human resources and compensation policies and guidelines for application to the Company;

  reviews and recommends any changes deemed necessary to the Company’s domestic and international compensation and human resources policies and procedures;

  ensures that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that (i) properly reflect the duties and responsibilities of members of management, (ii) are effective and competitive in attracting, retaining and motivating people of the highest quality, and (iii) are based on established corporate and individual performance objectives;

  reviews and approves the corporate goals and objectives relevant to the compensation of the Chief Executive Officer on an annual basis, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and recommends the compensation of the Chief Executive Officer based on this evaluation;

  reviews, on an annual basis, the salary, bonus and other benefits, direct and indirect, of the President and Chief Executive Officer and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company;

  reviews, on an annual basis, the performance of and proposed compensation for all other executive officers of the Company after considering the recommendations of the President and Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board, and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company;

  oversees the implementation and administration of human resources and compensation policies approved by the Board concerning (i) executive compensation, contracts, stock plans or other incentive plans, and (ii) proposed personnel changes involving officers reporting to the President and Chief Executive Officer;

  reviews any proposed amendments to the Amended Stock Option Plan and the Amended RSU Plan and reports to the Board;

  reviews and makes recommendations to the Board concerning the recommendations of the President and Chief Executive Officer for stock option grants to directors, executive officers, employees and consultants of the Company and its affiliates under the Company’s incentive stock option plan;

  annually receives from the President and Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees; and

  periodically reviews the adequacy and form of the compensation of directors to ensure that the compensation appropriately reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Compensation Committee meets at least twice a year and at such other times as required. The Compensation Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company’s expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

Audit Committee

The Audit Committee of the Company is currently comprised of Messrs. Robert Gayton (Chairman), Kevin Bullock and Jerry Korpan. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Mr. Gayton qualifies as an “audit committee financial expert” within the meaning of the applicable U.S. securities laws.

It is the Board of Directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee reviews the effectiveness of the Company’s financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form dated March 19, 2019, which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Secretary of the Company, Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1J1.

Health, Safety, Environmental, Social and Security Committee

The Board of Directors has appointed the Health, Safety, Environmental, Social and Security Committee (the “HSESSC”) with responsibility for ensuring that the Company implements the standards necessary for (i) effective occupational health and safety measures for all workers, contractors and visitors; (ii) on-going compliance with all relevant host country and corporate environmental policies and requirements; (iii) effective implementation of corporate social responsibility programs that are transparent and directed towards sustainable initiatives developed by the Company; and (iv) management of the Company’s physical and internet security programs.

The HSESSC is currently comprised of Messrs. George Johnson (Chairman), Jerry Korpan, Bongani Mtishi, and Robin Weisman.

It is a requirement that the Board of Directors review HSESSC procedures and key performance indices to ensure HSESS targets are in line with the corporate policies of the Company. Corporate HSESSC policies are reviewed no less than annually and approved by the HSESSC for implementation by all Company personnel. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years. Results of the audits are reviewed by the HSESSC.

Disclosure Committee

The Board of Directors has appointed the Disclosure Committee with responsibility for, among other things, evaluating the necessity of making public disclosures; reviewing and approving certain documents, to assess the quality of the disclosures and whether such documents are accurate and complete in all material respects; reviewing and approving the guidelines and procedures to be distributed to appropriate management and other personnel designed to gather the information required to be disclosed in certain documents; making determinations about whether a “material change” (as such term is defined in applicable securities legislation) has occurred, selective disclosure of undisclosed material information has been or might be made, or a misrepresentation has been made (as such term is defined in applicable securities legislation); periodically evaluating the effectiveness of the Company’s disclosure controls and procedures; and assisting the Chief Executive Officer and the Chief Financial Officer with their evaluation of the effectiveness of such disclosure controls and procedures.

The Disclosure Committee is currently comprised of Clive Johnson, Michael Cinnamond, Roger Richer, Tom Garagan, William Lytle and Ian MacLean (Chairman).

Assessments

As part of its mandate, the Corporate Governance and Nominating Committee annually reviews the size, effectiveness of the Board of Directors, the committees of the Board, and the individual directors, and report on such assessments to the Chairman of the Board and the Board. The Corporate Governance and Nominating Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

Term Limits

As the majority of the current directors are independent, and as the Company has adopted a Majority Voting Policy, the Board of Directors has determined that it is unnecessary at this time to adopt a formal policy regarding term limits or other mechanisms of Board renewal.

Gender Diversity

In determining candidates for election to the Board or appointment to executive office, the Board does not currently have a written policy on the identification and nomination of directors or appointment of executive officers. The Board’s decisions are ultimately based on merit against objective criteria and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Company has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board and appointment to executive office, it is unnecessary at this time to adopt a policy regarding the identification and nomination of gender specific directors or the appointment of gender specific executive officers, or to set targets for gender specific directors or gender specific executive officers. However, the Company is committed to diversity among its employees, its management team and its Board of Directors. The Corporate Governance and Nominating Committee has been proactive and has considered several female candidates as potential members of the Board. The Corporate Governance and Nominating Committee is committed to continue to seek out highly-qualified candidates for the Board and for its management team, and will continue to actively search for additional qualified female candidates for directorship and/or executive officer positions of the Company.

As at the date of this Information Circular, there is one woman sitting on the Board of Directors, Ms. Robin Weisman, such that 12.5% of the Board of Directors are women. In addition, the Chair of Filminera Resources Corporation, which is the Company’s 40% indirectly-owned affiliate that jointly holds the Masbate Gold Project, is a woman, such that 20% of the Board of Filminera Resources Corporation are women. While the Company does not currently have any executive officers who are female, there are several women who hold senior positions in the Company, including the Company’s Vice President, Finance, and the Company’s Treasurer. As more particularly disclosed above, the Company intends to actively pursue diversity, and in particular gender diversity, in future nominations and appointments.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which in either case, has or will materially affect the Company or any of its subsidiaries, except as disclosed herein.

Applicable securities legislation defines, “informed person” to mean any of the following: (a) a director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted at the Meeting, except as set forth in this Information Circular and except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company’s profile on the SEDAR website located at www.sedar.com. The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s audited financial statements and related management discussion and analysis by contacting Ian McLean, Vice President of Investor Relations, Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 (Tel: 604-681-8371).

Draft – May 14, 2019

SCHEDULE A

BOARD CHARTER

Effective May 13, 2013
(as amended March 13, 2018)

1.         General

The Board of Directors (the “Board”) of B2Gold Corp. (the “Company”) is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company’s business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws. The Board guides the Company’s strategic direction, evaluates the performance of its senior executives and reviews its financial results. In fulfilling its responsibilities, the Board is expected to take into consideration the interests of shareholders in the preservation and enhancement of the Company’s value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

2.         Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1         Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a)

Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

(b)	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

(c)

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

(a)

Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.2         Committees

(a)	The Board delegates authority and responsibility to deal with certain specified matters to the following four (4) standing committees of the Board:

•	Audit Committee;

•	Corporate Governance and Nominating Committee;

•	Compensation Committee; and

•	Health, Safety, Environment, Social and Security Committee.

(b)

Committees analyze policies and strategies developed by management that are consistent with their charter. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(a)	The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(b)	Each committee operates according to a Board approved written charter outlining its duties and responsibilities. Such written charter may be amended by the Board from time to time.

(c)

At each Board meeting following each meeting of respective committees, the respective committee chairs shall report to the Board on the committees’ activities. Minutes of committee meetings are made available to all directors upon request and copies should be filed with the Corporate Secretary.

(d)

The Corporate Governance and Nominating Committee, in conjunction with the Chair of the Board, is responsible to the Board for annually proposing the leadership and membership of each committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

(e)	The Board may from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3         Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and CEO and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to carry out the Company’s approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4          Interaction with Management

All directors have open access to the Company’s senior management. It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company’s business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company’s strategic and business plans.

2.5         Risk Management

The Board should have a continuing understanding of the principal risks associated with the business and it is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks. The Board, with the assistance of the Audit Committee, is responsible for reviewing the integrity of the Company’s internal controls and management information systems and for ensuring the implementation of appropriate systems to manage these risks.

2.6         Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and CEO. The Board is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed periodically with the Corporate Governance and Nominating Committee.

2.7         CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers. The CEO will not be permitted to attend the Compensation Committee’s deliberations and voting relating to his or her compensation.

2.8         Communications

(a)	All written and oral communication for and on behalf of the Company must be made in accordance with the Company’s Disclosure, Confidentiality and Insider Trading Policy.

(b)

The Board is responsible for approving the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, any prospectuses that may be issued and significant press releases.

(c)

The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair of the Board or other individual directors may, from time to time, be requested by management to assist with such communications.

(d)

It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

2.9         Board Performance Evaluation

(a)

The Board is responsible for periodically conducting a self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

(b)

The Board, with the assistance of the Corporate Governance and Nominating Committee, will assess regularly the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

2.10       Board Orientation and Continuing Education

The Board, with the assistance of the Corporate Governance and Nominating Committee and management, will ensure that all new directors receive a comprehensive orientation and existing directors receive ongoing continuing education so that directors may maintain or enhance their skills and abilities as directors.

2.11       Board Independence

The Board must have the capacity, independently of management, to fulfill the Board’s responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

(a)	The recruitment of strong, independent directors, who shall compose a majority of the Board;

(b)

The Chair of the Board should be independent. Where the Chair of the Board is not an independent director, an independent director shall be appointed to act as lead director and to ensure that the Board’s agenda will enable it to successfully carry out its duties.

(c)

The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee.

(d)

Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

(e)	The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

(f)	The Compensation Committee leads the CEO evaluation process;

(g)

The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are comprised of fully independent directors, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements;

(h)	Regular meetings of independent directors:

(1)	The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate.

(2)	The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss with management present.

2.12       Board Size and Composition

(a)	Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee, approved by the entire Board and elected annually by the shareholders.

(b)

A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company’s securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements.

(c)

The Board is committed to reviewing its size periodically, with the assistance of the Corporate Governance and Nominating Committee, and currently considers eight directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d)

The Chair of the Board will be selected by the Board. The Board may select the CEO as Chair if that seems best for the Company at a given point in time, subject to Section 2.11(b) of this Board Charter.

2.13       Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate, in accordance with applicable corporate law requirements.

2.14       Board Diversity

The Company believes in diversity and values the benefits diversity can bring to its Board. Diversity includes gender, age, race, ethnicity and cultural background. The Company seeks to maintain a Board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which the Company operates. Accordingly, the composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge, backgrounds and personal qualities, including an appropriate number of women directors. The Board, with the assistance of the Corporate Governance and Nominating Committee, will give particular consideration to women who fulfill the qualifications criteria.

2.15       Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company’s auditors.

2.16       Code of Business Conduct and Ethical Behavior

All directors, officers, employees and other representatives of the Company, its subsidiaries and any other entity controlled by B2Gold are bound by the Company’s Code of Business Conduct and Ethics (the “Code”). All such individuals shall review the Code and directors and officers acknowledge their support and understanding of the Code. The Corporate Governance and Nominating Committee is responsible for monitoring compliance with the Code. The Board is responsible for considering any requests for a waiver of the Code with respect to any officer or director.

2.17       Board Meetings

(a)	The Board meets on at least a quarterly basis.

(b)	The Chair of the Board, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

(c)	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

(d)	The Board may adopt the use of consent resolutions for its convenience from time to time, in accordance with the provisions of the Company’s articles.

(e)

Fifty percent (50%) of the number of the directors holding office present constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(f)

A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(g)

Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(h)

Directors are expected to attend all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.18       Special Meetings of the Board

(a)	Special meetings of the Board may be held at any time at the call of the Chair of the Board and the CEO, or any two directors.

(b)

Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.19       Board Minutes

The Chair of the Board and the CEO shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.20       Information for Board Meetings

(a)

All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(b)	Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda, prior to the meeting.

(c)	Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

(d)

Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

(e)

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f)

Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.

2.21      Board Charter Evaluation

The Board shall periodically review this Board Charter and may update it as required to reflect changes as required by securities regulatory` agencies or stock exchanges, or so as to reflect industry standards or corporate practices.

SCHEDULE B

B2GOLD CORP.

PERFORMANCE SHARE UNIT PLAN

As attached.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

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1-877-452-7184

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416-304-0211

Email: assistance@laurelhill.com